Japan Retail Fund Investment Corporation
Izumikan Kioicho Building 3F
4-3, Kioicho, Chiyoda-ku
Tokyo 102-0094, Japan

May 18, 2006

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation

By: ____________________
Name: Yuichi Hiromoto
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed below have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from September 1, 2005 to April 30, 2006. Brief descriptions of the Japanese language documents numbered from 1 thorough 17 below is included in EXHIBIT A; an excerpt English translation of the document numbered 18 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 19 to 44 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated November 25, 2005, for the accounting period ending August 31, 2005 (Japanese Language only)

2. Amendatory Shelf Registration Statement dated September 5, 2005 (Japanese Language only)

3. Amendatory Shelf Registration Statement dated September 5, 2005 (Japanese Language only)

4. Amendatory Shelf Registration Statement dated September 6, 2005 (Japanese Language only)

5. Amendatory Shelf Registration Statement dated September 6, 2005 (Japanese Language only)

6. Amendatory Shelf Registration Statement dated October 17, 2005 (Japanese Language only)

7. Amendatory Shelf Registration Statement dated October 17, 2005 (Japanese Language only)

8. Amendatory Shelf Registration Statement dated November 22, 2005 (Japanese Language only)

9. Amendatory Shelf Registration Statement dated November 22, 2005 (Japanese Language only)

10. Amendatory Shelf Registration Statement dated November 25, 2005 (Japanese Language only)

11. Amendatory Shelf Registration Statement dated November 25, 2005 (Japanese Language only)

12. Supplemental Documents to Shelf Registration Statement dated September 6, 2005 (Japanese Language only)

13. Supplemental Documents to Shelf Registration Statement dated February 9, 2006 (Japanese Language only)

14. Extraordinary Report dated September 5, 2005 (Japanese Language only)

15. Extraordinary Report dated October 17, 2005 (Japanese Language only)

16. Extraordinary Report dated November 22, 2005 (Japanese Language only)

17. Amendment Report for Extraordinary Report dated September 6, 2005 (Japanese Language only)

18. Annual Report: Seventh Accounting Period (From March 1, 2005 to August 31, 2005 (Japanese Language only))

19. Press Release (Japanese Language only) titled "Notice of Additional Issue through Public Offering" dated September 5, 2005

20. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Management Conditions For the Periods Ending in August, 2005 and February, 2006" dated September 5, 2005

21. Press Release (Japanese Language only) titled "Notice of Determination of Issue Price of Investment Units through Public Offering" dated September 6, 2005

22. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated September 28, 2005

23. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated September 29, 2005

24. Press Release (Japanese Language only) titled "Notice Regarding the Reconstruction Project of Esquisse Omotesando" dated October 17, 2005

25. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 2005 (From March 1, 2005 to August 31, 2005)" dated October 17, 2005

26. Press Release (Japanese Language only) titled "(Amendment) Notice regarding the Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 2005 (March 1, 2005 ～ August 31, 2005) and the Reconstruction Project of Esquisse Omotesando" dated October 25, 2005

27. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated October 31, 2005

28. Press Release (Japanese Language only) titled "Notice of Office Relocation" dated November 8, 2005

29. Press Release (Japanese Language only) titled "Notice Regarding the Execution of a General Administration Agreement" dated November 18, 2005

30. Press Release (Japanese Language only) titled "Notice Regarding the Reopening of "Abiko Shopping Plaza"" dated November 24, 2005

31. Press Release (Japanese Language only) titled "News Coverage Regarding "Falsification of Structural Calculation Sheets Made by the Architectural Design Office in Chiba Prefecture"" dated November 25, 2005

32. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated December 19, 2005

33. Press Release (Japanese Language only) titled "Partial Addition to Notice of Acquisition of Property (Kyoto Family)" dated December 19, 2005

34. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated December 28, 2005

35. Press Release (Japanese Language only) titled "Notice Regarding the Transfer of Assets (Esquisse Omotesando)" dated February 6, 2006

36. Press Release (Japanese Language only) titled "Notice of Issuance of Corporate Bonds" dated February 9, 2006

37. Press Release (Japanese Language only) titled "Reorganization and Change in Personnel in the Investment Trust Management Company" dated March 9, 2006

38. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated March 23, 2006

39. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated March 23, 2006

40. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated March 29, 2006

41. Press Release (Japanese Language only) titled "Notice on Dividends for the Accounting Period Ending in February 2006 (Settlement of the Commencement Date of Payment)" dated April 18, 2006

42. Press Release (Japanese Language only) titled "Results of the Investigation by the Securities and Exchange Surveillance Commission" dated April 18, 2006

43. Press Release (Japanese Language only) titled "Notice Regarding Business Improvement Order to Japan Retail Fund Investment Corporation" dated April 28, 2006

44. Press Release (Japanese Language only) titled "Notice Regarding Requisition of Submission of "Improvement Report" by the Tokyo Stock Exchange" dated April 28, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	September 29, 2005	Japan Retail Fund Investment Corporation to Acquire Jusco City Nishi-Otsu in Otsu City, Shiga Prefecture
2.	October 17, 2005	Japan Retail Fund Investment Corporation's Property, Esquisse Omotesando in Shibuya Ward, Tokyo, to be Redeveloped
3.	October 31, 2005	Japan Retail Fund Investment Corporation to Acquire Kyoto Family in Kyoto, Kyoto Prefecture
4.	February 6, 2006	Japan Retail Fund Investment Corporation's Property, Esquisse Omotesando in Shibuya Ward, Tokyo, to be Transferred Under a Land Leasehold Contract
5.	February 9, 2006	Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds
6.	March 23, 2006	Japan Retail Fund Investment Corporation to Acquire Higashi-Totsuka Aurora City in Yokohama City, Kanagawa Prefecture
7.	April 13, 2006	Japan Retail Fund Investment Corporation Announcement of Eighth Fiscal Period Results
8.	April 18, 2006	SESC Issues Recommendation to FSA to Take Administrative Disciplinary Action Against JRF Based Upon Results of Regular Audit Inspection
9.	April 28, 2006	Business Improvement Order issued to Japan Retail Fund Investment Corporation ("JRF")

 EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated November 25, 2005, for the accounting period ending August 31, 2005

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending August 31, 2005.

2. Amendatory Shelf Registration Statement dated September 5, September 6, October 17, November 22, November 25, 2005, and the Supplemental Documents to the Shelf Registration Statement dated September 6, 2005

   Those documents are the Amendatory Shelf Registration Statement and the Supplemental Documents to the Shelf Registration Statement, which is filed with KLFB on August 26, 2005 for issuances of Investment Units for two years (from September 3, 2005 to September 2, 2007) stating the information concerning securities and reference information , etc., filed with the KLFB. One of the Amendatory Shelf Registration Statement filed on September 5, 2005 was filed to amend the contents of the Shelf Registration Statement, and others were filed to add the reference information in the Shelf Registration Statement, and the Supplemental Documents to the Shelf Registration Statement contained the details for the public offering of the Investment Units to be issued by the Investment Corporation on September 14, 2005 in Japan.

3. Amendatory Shelf Registration Statement dated September 5, September6, October 17, November 22, November 25, 2005 and the Supplemental Documents to the Shelf Registration Statement dated February 9, 2006

   Those documents are the Amendatory Shelf Registration Statement and the Supplemental Documents to the Shelf Registration Statement, which is filed with KLFB on December 17, 2004 for issuances of corporate bonds for two years (from December 27, 2004 to December 26,2006) stating the information concerning securities, reference information and the information concerning the guarantor, etc. filed with the KLFB. Each of the Amendatory Shelf Registration Statement were filed to add the reference information in the Shelf Registration Statement, and the Supplemental Documents to the Shelf Registration Statement contained the details for the public offering of the corporate bonds to be issued by the Investment Corporation on February 22, 2006 in Japan.

4. Extraordinary Report dated September 5, 2005 and Amendment Report for Extraordinary Report dated September 6, 2005

The Investment Corporation effected the international offering of Investment Units outside Japan in reliance on Regulation S and Rule 144A concurrently with the offering in Japan as described above 2. These extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company comes to fall within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors, file with KLFB without delay a report containing statements on the substance of the matter in accordance with the provisions of an ordinance of the Cabinet Office.

5. Extraordinary Report dated October 17, 2005

Extraordinary Report dated October 17, 2005 was filed with the KLFB for the change of the investment policy of the Investment Corporation .The Ordinance Concerning Disclosure of Contents of Specified Securities Etc. of the Cabinet Office provides that where an investment corporation makes a material change to its investment policy, the investment corporation must file with the KLFB without delay a report containing a statement of the details of that change, in accordance with the provisions of the Ordinances of the Cabinet Office.

6. Extraordinary Report dated November 22, 2005

Extraordinary Report dated November 22, 2005 was filed with the KLFB for the change of the related company,. The Ordinance Concerning Disclosure of Contents of Specified Securities Etc. of the Cabinet Office provides that where an investment corporation makes a material change to its investment policy, the investment corporation must file with the KLFB without delay a report containing a statement of the details of that change, in accordance with the provisions of the Ordinances of the Cabinet Office.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 18.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
Seventh Accounting Period
(From March 1, 2005 to August 31, 2005)

Izumi-kan Kioi-cho Building, 4-3, Kioi-cho, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

I. OUTLINE OF THE INVESTMENT CORPORATION

(Omitted)

Newly Acquired Property (Close up)

JUSCO Naha

Location	10-2 Kanagusuku 5-chome, Naha-City-aza, Okinawa
Land size	4,409.04 m² (land to be leased) 14,208.02 m² (aquired land) Out of 18,617.06 m²
Total floor area	72,997.08 m²
Number of stories	Seven stories above ground
Construction completion	October 23, 1993
Major Tenant	JUSCO

(Omitted)

JUSCO City Yagoto
Newly acquired property during Seventh Accounting Period (Acquisition date: June 10, 2005)

Location	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-City, Aichi
Land size	4,237.52 m² out of total area 12,454.37 m²
Total floor space	(total floor space) 56,054.11 m² (including the floor area of 5 attached buildings and a cyclery) (co-owned area) 33.45% of 55,978.15 m² (owned area) 75.96 m²
Number of stories	Four floors above ground and three basement floors
Construction completion	September 17, 1993, etc.
Major Tenant	JUSCO

Cheers Ginza
Newly acquired property during Seventh Accounting Period (Acquisition date: August 11, 2005)

Location	9-5 Ginza 5-chome, Chuo-ku, Tokyo
Land size	318.01 m² (including 66 m² for public road)
Number of stories	Nine floors above ground and one basement floor
Construction completion	February 22, 2005
Major Tenant	Ginza Shoutaien, Chanko Dining Waka

Diversification of Acquisition Methods

Purchase of Developing Buildings

(Tentative name) Urawa PARCO

Location	Higashi Takasago-cho, Urawa-ku, Saitama-shi, Saitama
Total floor space	56,306.80m² to be acquired of a total area 108,173.72m²
Number of stories	Ten floors above ground and four basement floors (The part out of the property to be trusted is seven floors above ground, and the first basement floor and a small part of the second basement floor)
Construction completion	September 2007 (expected completion)
Major tenant	PARCO (Contract term: 20 years from start of tenant's business)

Loc City Ogaki

Location	233-1, Nakashima, Michiduka-cho-aza, Ogaki-shi, Gifu, etc.	
Total area	63,205.58m²	
Expected acquisition date	July 2006	
Mall Wing (EAST wing)	Total floor area:	47,704.72m²
	Number of stories:	2 floors above ground
	Construction completion:	July 2005
	Major tenant:	MaxValu
Annex (WEST wing)	Total floor area:	14,530.99m²
	Number of stories:	2 floors above ground
	Construction completion:	July 2005
	Major tenant:	SPORTS AUTHORITY

Securing Right of First Refusal of developing buildings

(Tentative name) Diamond City Tsurumi City Shopping Center

Location	13-1 Tsurumi-ku 4-chome, Osaka-shi, Osaka
Total floor space	approximately 150,000m²
Number of stories	(store) Five floors above ground and one basement floor (multistory parking lot) Nine floors above ground and one basement floor
Construction beginning	December 2005 (scheduled)
Construction completion	December 2006 (scheduled)
Major tenant	Diamond City (Contract term: 15 years from start of tenant's business)

Outline of Portfolio
(Omitted)

Summary Information of Portfolio
(Omitted)

Major Tenants
(Omitted)

Transition of Occupancy Ratio
(Omitted)

Performance Review
Portfolio Classified by Region (based on appraisal value of 32 properties)
(Omitted)

State of Investment Unit

Japan Retail Fund Investment Corporation: fluctuation of price of investment unit (up to the closing price of September 30, 2005)

Fluctuations of price of investment unit and trading volume of the Investment Corporation at the Tokyo Stock Exchange from March 12, 2002 (date on which the investment unit was listed) to September 30, 2005 are as follows:
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period
Settlement Date		August 2003	February 2004	August 2004	February 2005	August 2005
Operating revenues	million ¥	5,920	6,947	8,692	9,513	12,225
(Rental revenues)	million ¥	(5,920)	(6,947)	(8,692)	(9,513)	(12,225)
Operating expenses	million ¥	3,347	4,077	5,220	5,686	7,252
(Rental expenses)	million ¥	(2,885)	(3,464)	(4,422)	(4,808)	(6,080)
Operating income	million ¥	2,572	2,870	3,471	3,827	4,973
Ordinary income	million ¥	2,303	2,581	3,175	3,385	4,397
Net income (a)	million ¥	2,302	2,580	3,172	3,384	4,396
Net asset value (b)	million ¥	76,223	76,501	119,361	119,573	166,844
(comparison with the previous period)	%	(+212.1)	(+0.4)	(+56.0)	(+0.2)	(+39.5)
Total assets (c)	million ¥	126,377	169,891	200,686	244,706	312,349
(comparison with the previous period)	%	(+180.8)	(+34.4)	(+18.1)	(+21.9)	(+27.6)
Total Unitholders' capital	million ¥	73,921	73,921	116,188	116,188	162,448
(comparison with the previous period)	%	(+212.4)	(0.0)	(+57.2)	(0.0)	(+39.8)
Number of investment units issued and outstanding (d)	unit	152,502	152,502	219,502	219,502	279,502
Net asset value per unit (b)/(d)	¥	499,820	501,643	543,781	544,748	596,935
Total distribution (e)	million ¥	2,302	2,580	3,172	3,384	4,396
Distribution per unit (e)/(d)	¥	15,095	16,918	14,452	15,419	15,730
(Profit-sharing per unit)	¥	(15,095)	(16,918)	(14,452)	(15,419)	(15,730)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	2.7 (5.3)	1.7 (3.5)	1.7 (3.4)	1.5 (3.1)	1.6 (3.1)
Profit ratio to net worth (Note 3)	%	4.6 (9.1)	3.4 (6.8)	3.2 (6.4)	2.8 (5.7)	3.1 (6.1)
Net worth ratio (b)/(c)	%	60.3	45.0	59.5	48.9	53.4
(increasing and decreasing compared with the previous period)		(+6.0)	(-15.3)	(+14.5)	(-10.6)	(+4.5)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	3,878	4,564	5,767	6,388	8,451
Net Profit Margin (Note 3)	%	38.9	37.1	36.5	35.6	36.0

Debt Service Coverage ratio (Note 3)	multiple	116.6	35.5	33.9	25.7	19.6
Funds from Operation (FFO) per unit (Note 3)	¥	20,629	24,007	21,273	23,083	23,979
Funds from Operation (FFO) multiples (Note 3)	multiple	15.0	14.2	18.7	17.5	19.0
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	12,660	14,112	13,521	14,276	14,855
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	18,194	21,201	20,342	21,940	23,105

Note 1: Consumption tax, etc. are not included in operating revenues, etc.
Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.
Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 184 days for third accounting period, 182 days for fourth accounting period, 184 days for fifth accounting period, 181 days for the sixth accounting period, and 184 days for the seventh accounting period..

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues－Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Immediately after being listed, the Investment Corporation acquired 4 commercial facilities. The Investment Corporation acquired 6 commercial facilities in its 3rd year, 6 commercial facilities in its 4th year, 4 commercial facilities in its 5th year, 4 commercial facilities in its 6th year, and since then, 8 more commercial facilities (excluding equity interests in silent partnership). As of end of 7th year (August 31, 2005), the Investment Corporation currently operates a total of 32 facilities.

(2) Operations

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as urban shopping centers and roadside stores that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties,"(Note) which the Investment Corporation proactively aims to grow the property value and cash flows of through turnover of tenants and increasing the assets' capacity. The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It has always sought to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as Ito-Yokado, AEON, Kintetsu department stores, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with good tenants in the suburbs—the Investment Corporation has acquired 7 asset-yielding properties this period: SEIYU Hibarigaoka, Tobata SATY, JUSCO City Takatsuki, JUSCO City Yagoto, JUSCO Naha, all urban Single-tenant properties, and 8953 Jiyugaoka Building and Cheers Ginza, both urban Multi-tenant Retail properties.

The Investment Corporation currently operates a collective total of 5 facilities that are growth-type properties: Hakata Riverain / eeny meeny miny mo; Abiko Shopping Plaza; Nara Family; and ESQUISSE Omotesando, and Wonder City acquired this period. The Investment Corporation has completed large-scale renewal of Abiko Shopping Plaza aiming to gain competitiveness other than to maximize the potential value of these commercial facilities, to which end it has been seeking a change in tenants and carrying out promotional work.

(Note) From this period, the "income/growth-type properties", which was categorized as one investment-style was merged with the "growth-type properties".

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase Etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit

(subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period
Settlement Date	August 2003	February 2004	August 2004	February 2005	August 2005
Highest	¥650,000	¥712,000	¥805,000	¥881,000	¥990,000
Lowest	¥518,000	¥595,000	¥685,000	¥780,000	¥794,000

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,730.

Period	Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period
Settlement Date	August 2003	February 2004	August 2004	February 2005	August 2005
Net income	2,302,051 thousand yen	2,580,043 thousand yen	3,172,252 thousand yen	3,384,523 thousand yen	4,396,509 thousand yen

Accumulated earnings	54 thousand yen	69 thousand yen	78 thousand yen	100 thousand yen	43 thousand yen
Total cash distribution (Distribution per unit)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)
Total profit-sharing (Profit-sharing per unit)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts
Material subsequent facts appeared since this period's closing date (August 31, 2005) within the Investment Corporation are as follows.

Issuance of New Investment Units
The issuance of new investment units was resolved at the meetings of the Board of Directors held on September 5, 2005 and September 6, 2005 as indicated below and the payments concerning new investment was completed on September 14, 2005. The conditions of issue are as indicated below. Additionally, with the issue of new investment units, the total amount of investment is 181,557,646,160 yen, and the total number of issued units is 302,502 as of September 14, 2005.

【Terms and Conditions of Issuance of New Investment through Public Offering】
<Japanese Offering and International Offering conducted on overseas markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act of 1933)>

Number of new investment units to be issued:	23,000 units (Japanese Offering 11,600 units, International Offering 11,400 units)
Issue Price (Offering Price):	861,300 yen per unit
Total Amount of Issue Price:	19,809,900,000 yen
Issue Price (Underwriting Price):	830,850 yen per unit
Total Amount of Issue Price:	19,109,550,000 yen
Date of Payment:	September 14, 2005
Date of Delivery of Investment Units:	September 14, 2005
Date from which Cash Distributions shall be Calculated:	September 1, 2005

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	Third Accounting Period as of August 31, 2003	Fourth Accounting Period as of February 29, 2004	Fifth Accounting Period as of August 31, 2004	Sixth Accounting Period as of February 28, 2005	Seventh Accounting Period as of August 31, 2005
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	152,502 Units	152,502 Units	219,502 Units	219,502 Units	279,502 Units
Number of Unitholders	11,648 Persons	11,481 Persons	13,117 Persons	12,286 Persons	12,195 Persons

2. Major Unitholders

Major unitholders as of August 31, 2005 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Japan Trustee Services Bank Ltd, Trust Account	8-11 Harumi, 1-chome, Chuo-ku, Tokyo	26,453	9.46
The Master Trust Bank of Japan, Ltd. Trust Account	11-3 Hamamatsu-cho, 2-chome, Minato-ku, Tokyo	15,263	5.46
Mitsubishi Corporation	6-3 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	13,975	5.00
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12 Harumi, 1-chome, Chuo-ku, Tokyo	10,137	3.63
The Chugoku Bank	15-20 Marunouchi, 1-chome, Okayama-shi, Okayama	9,871	3.53
Nikko Citytrust Trust and Banking	3-14, 2-chome, Higashi-shinagawa,	7,016	2.51

Corporation Trust Account	Shinagawa-ku, Tokyo		
The Bank of New York Treaty JASDEX Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	6,810	2.44
AIG Star Life Insurance Co, Ltd.	8-12 Harumi, 1-chome, Chuo-ku, Tokyo	6,021	2.15
The Bank of Ikeda, Ltd.	1-11 Jyonan, 2-chome, Ikeda-shi, Osaka	6,011	2.15
The Joyo Bank, Ltd.	5-5 Minamimachi, 2-chome, Mito-shi, Ibaraki	5,230	1.87
Gibraltar Life Insurance Co., Ltd.	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	4,886	1.75
The Hokuyo Bank, Ltd.	3-11, Odori-Nishi, Chuo-ku, Sapporo, Hokkaido	4,364	1.56
Senshu Bank, Ltd.	26-15, Miyamotocho, Kishiwada-shi, Osaka	4,027	1.44
The Hiroshima Bank, Ltd.	3-8 Kamiya, 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	3,293	1.18
Kansai Urban Banking Corporation	2-4, Nishi-Shinsaibashi, 1-chome, Chuo-ku, Osaka-shi, Osaka	3,215	1.15
Melon Bank ABN AMRO Global Custody NV	ONE BOSTON PLACE BOSON, MA 02108	3,211	1.15
The Yamanashi Chuo Bank, Ltd.	20-8 Marunouchi, 1-chome, Kofu-shi, Yamanashi	3,093	1.11
American Life Insurance Co. (GAL)	1-3 Marunouchi, 1-chome, Chiyoda-ku, Tokyo	2,751	0.98
Hachijuni Bank, Ltd	178-8, Aza-okada, Nakagosho, Ooaza, Nagano-shi, Nagano	2,657	0.95
Mitsubishi Trust and Banking Corporation (Note)	4-5, Marunouchi, 1-chome Chiyoda-ku,Tokyo	2,532	0.91
Total		140,816	50.38

(Note) On October 1, 2005, The Mitsubishi Trust and Banking Corporation merged with UFJ Trust Bank Limited and became Mitsubishi UFJ Trust and Banking Corporation

3. Names, Etc. of Executive Officer and Statutory Auditors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Officer	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.
Statutory Auditors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Statutory Auditors	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office

Note: Neither the Executive Officer nor the Statutory Auditors hold investment units of the Investment Corporation in its own name or that of others. Statutory Auditors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Sixth Accounting Period (as of February 28, 2005)		Seventh Accounting Period (as of August 31, 2005)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	123,651	50.5	137,683	44.1
	Osaka and Nagoya metropolitan area	61,211	25.0	93,176	29.8
	Other metropolitan areas	45,747	18.7	62,976	20.2
	Sub-total	230,610	94.2	293,836	94.1
Equity interests in silent partnership		-	-	849	0.3
Deposit and other assets		14,096	5.8	17,664	5.6
Total Assets		244,706	100.0	312,349	100.0

Note: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,912	1	46,248.96	42,584.48	92.1	4.4	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,742	1	56,891.15	56,891.15	100.0	2.9	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,931	1	13,666.96	13,666.96	100.0	3.3	Commercial facilities

JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,026	1	63,652.33	63,652.33	100.0	2.2	Commercial facilities
Hakata Reverain (trust beneficiary interests)	12,887	1	25,742.72	24,954.07	96.9	9.1	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,333	1	50,437.91	50,437.91	100.0	2.7	Commercial facilities
8953 Minami Aoyama Building (trust beneficiary interests)	5,384	1	1,540.98	1,540.98	100.0	1.4	Commercial facilities
Nara Family (trust beneficiary interests)	31,808	1	85,341.84	85,144.08	99.8	18.3	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,191	1	43,390.73	42,920.38	98.9	5.4	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,636	1	21,581.65	21,581.65	100.0	0.6	Commercial facilities
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,871	1	28,316.18	28,316.18	100.0	2.3	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,180	1	73,438.52	73,438.52	100.0	3.6	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,273	1	574.46	574.46	100.0	0.3	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,786	1	1,477.62	1,477.62	100.0	0.8	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,700	1	100,457.69	100,457.69	100.0	3.1	Commercial facilities
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,526	1	109,616.72	109,616.72	100.0	3.9	Commercial facilities
Aeon Sapporo Naebo Shoping Center (trust	9,072	1	74,625.52	74,625.52	100.0	3.1	Commercial facilities

beneficiary interests)							
Esquisse Omotesando (trust beneficiary interests)	16,154	1	3,782.55	3,466.18	91.6	3.2	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	894	1	540.78	540.78	100.0	0.3	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,156	1	16,549.50	16,549.50	100.0	1.5	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,343	1	20,983.43	20,983.43	100.0	3.2	Commercial facilities
Itabashi SATY (trust beneficiary interests) (Note 3)	12,730	1	72,253.88	72,253.88	100.0	5.1	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,012	1	492.69	492.69	100.0	0.3	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,228	1	85,226.68	85,226.68	100.0	4.4	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	6,094	1	19,070.88	19,070.88	100.0	2.3	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,417	1	93,258.23	93,258.23	100.0	2.5	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,821	1	77,267.23	77,267.23	100.0	2.9	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,725	2	1,814.10	1,635.21	90.1	0.6	Commercial facilities
Wonder City (trust beneficiary interests)	16,581	1	72,399.16	72,399.16	100.0	4.5	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	4,000	1	63,778.44	63,778.44	100.0	0.6	Commercial facilities
JUSCO City Naha	11,159	1	79,090.48	79,090.48	100.0	1.1	

(trust beneficiary interests)							Commercial facilities
Cheers Ginza	4,247	1	1,686.58	1,686.58	100.0	0.1	Commercial facilities
Total (Note 2)	293,836	33	1,405,196.55	1,399,580.05	99.6	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).

Note 5 Other than above, the Investment Company holds an equity interest in silent partnership that serves the beneficial interest (Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction start date: December 2005
Scheduled construction completion date: December 2006

3. Detail Description of Properties
(Omitted)

4. Detail Description of Securities to be owned
(Omitted)

5. Statement of contract amount and the current prices of specific contract
(Omitted)

Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Thousand yen)

Items	Sixth Period (From September 1, 2004 to February 28, 2005)	Seventh Period (From March 1, 2005 to August 31, 2005)
(a) Asset management fee	680,067	910,704
(b) Asset custody fee	37,868	44,988
(c) General administrative fee	83,429	105,010
(d) Directors fee	1,800	3,347
(e) Other expenses	74,936	105,933
Total	878,101	1,169,985

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 337,056 thousand yen for the sixth period and 456,720 thousand yen for the seventh period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period	Balance at the end of the current period (Note 3)	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	The Bank of Tokyo Mitsubishi, Ltd.	September 30, 2004	1,190	1,190	0.5	September 30, 2005	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,071	1,071					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,071	1,071					
	UFJ Bank, Ltd.		595	595					
	Sumitomo Trust and Banking Corporation		595	595					
	Aozora Bank, Ltd.		238	238					
	The Bank of Tokyo Mitsubishi, Ltd.	February 17, 2005	4,125	-	0.5	March 11, 2005	Lump sum at due date	Note 2	Unsecured and unguaranteed

	The Mitsubishi UFJ Trust and Banking Corporation		3,712	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		3,712	-					
	UFJ Bank, Ltd.		2,062	-					
	Sumitomo Trust and Banking Corporation		2,062	-					
	Aozora Bank, Ltd.		825	-					
	The Bank of Tokyo Mitsubishi, Ltd.	March 25, 2005	-	1,450	0.5	March 25, 2006	Lump sum at due date	Note 2	Unsecured and unguarant eed
	The Mitsubishi UFJ Trust and Banking Corporation		-	1,305					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,305					
	UFJ Bank, Ltd.		-	725					
	Sumitomo Trust and Banking Corporation		-	725					
	Aozora Bank, Ltd.		-	290					
	The Bank of Tokyo Mitsubishi, Ltd.	June 10, 2005	-	500	0.5	June 10, 2006	Lump sum at due date	Note 2	Unsecured and unguarant eed
	The Mitsubishi UFJ Trust and Banking Corporation		-	450					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	450					
	UFJ Bank, Ltd.		-	250					
	Sumitomo Trust and Banking Corporation		-	250					
	Aozora Bank, Ltd.		-	100					
	The Bank of Tokyo Mitsubishi, Ltd.	June 29, 2005	-	2,600	0.5	August 31, 2006	Lump sum at due date	Note 2	Unsecured and unguarant eed

	The Mitsubishi UFJ Trust and Banking Corporation		-	2,325					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	2,325					
	Sumitomo Trust and Banking Corporation		-	1,300					
	Aozora Bank, Ltd.		-	450					
	The Bank of Tokyo Mitsubishi, Ltd.	August 11, 2005	-	1,075	0.5	August 11, 2006	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	967					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	967					
	UFJ Bank, Ltd.		-	537					
	Sumitomo Trust and Banking Corporation		-	537					
	Aozora Bank, Ltd.		-	215					
	Sub-total		21,260	25,860					
			Million yen	Million yen	%				
Long-term debts	The Bank of Tokyo Mitsubishi, Ltd.	March 13, 2002	2,084	2,084	1.1	March 13, 2007	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,043	1,043					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,043	1,043					
	The Bank of Tokyo Mitsubishi, Ltd.	March 31, 2004	2,500	2,500	1.5	March 13, 2009	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,250	1,250					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,250	1,250					
	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 13, 2009	Lump sum at due date	Note 2	Unsecured and unguaranteed
	Sub-total		14,170	14,170					
	Total		35,430	40,030					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Use	Guarantee
		Million yen	Million yen	%			
Unsecured corporate bonds 1	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Note	Unsecured and unguaranteed
Unsecured corporate bonds 2	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Note	Unsecured and unguaranteed
Total		35,000	35,000				

Note: The funds are used for refunding borrowing and operation costs.

State of Acquisition During the Current Period

1., 2. and 3.

(Omitted)

4. Trading with Interested Parties, etc.

(1) Tradings

Division	Purchase and sales fee	
	Purchase fees	Sales Fees
Total Fee	Million yen	Million yen
	62,908	-
	(out of above)Purchase fees from interested parties	(out of above)Sales fees from interested parties
	15,900	-

(2) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate broker's commission fee	432,060	Mitsubishi Corporation	55,500	12.8
Real estate rental intermediary fee	22,419	Diamond City Co., Ltd	9,270	41.4
Property management fee	463,265	Diamond City Co., Ltd	266,994	57.6

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such. The fees (Real estate rental intermediary fee: 9,270 thousand yen, Property management fee: 239,074 thousand yen.) paid to Diamond Family Co., Ltd. which is a subsidiary company of Diamond City Co., Ltd. is included in Amount of payment B.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during the this period is as below:
Mitsubishi Corporation 10,000 thousand yen
Diamond City Co., Ltd. 456 thousand yen
Diamond Family Co., Ltd. 2,738 thousand yen

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

Condition of Account
(Omitted)

III. BALANCE SHEET

	This Period (As of August 31, 2005)			Previous Period (As of February 28, 2005) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		3,294,281			3,474,364	
Trust cash and trust deposit		9,126,964			5,888,570	
Rental receivables		545,324			476,798	
Consumption tax refundable		757,167			444,015	
Other current assets		526,914			326,029	
Total current assets		14,250,652	4.6		10,609,778	4.3
II. Non-current assets:						
1. Property and equipment:						
Trust buildings	110,878,753			89,560,007		
Accumulated depreciation	7,159,570	103,719,183		5,100,444	84,459,562	
Trust building improvements	5,447,650			4,556,391		
Accumulated depreciation	535,349	4,912,301		383,131	4,173,259	
Trust machinery and equipment	398,028			408,691		
Accumulated depreciation	40,788	357,240		25,017	383,674	
Trust industrial tool and materi al	1,119,151			1,025,266		
Accumulated depreciation	216,119	903,032		149,215	876,051	
Trust land		179,611,104			136,865,206	
Total property and equipment		289,502,861	92.7		226,757,753	92.7
2. Intangible fixed assets:						
Trust leasehold interest		4,165,710			3,691,999	
Trust and other intangible fixed assets		167,615			161,005	
Total intangible fixed assets		4,333,326	1.4		3,853,005	1.6
3. Investments, etc.:						
Tenant leasehold and security deposits		2,801,310			2,809,907	
Investment securities		849,220			-	
Long-term prepaid expenses		134,747			147,572	
Deferred losses from hedge transactions		125,214			113,492	
Other investments and assets		206,063			225,316	
Total investments, etc.		4,116,555	1.3		3,296,290	1.3
Total non-current assets		297,952,743	95.4		233,907,049	95.6
III. Deferred assets:						
Organization costs		27,848			41,772	
Issue costs of Investment Corporation Bonds		118,559			148,199	
Total deferred assets		146,407	0.0		189,971	0.1
Total Assets		312,349,803	100.0		244,706,798	100.0

	This Period (As of August 31, 2005)		Previous Period (As of February 28, 2005) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
I. Current liabilities:				
Sales debt	765,881		628,893	
Short-term debt	25,860,000		21,260,000	
Accounts payable	66,235		162,372	
Accrued expenses	605,800		477,153	
Income tax payable, etc.	927		1,024	
Rent received in advance	1,007,978		881,864	
Deposit received	737,214		616,204	
Other current liabilities	109,401		20,062	
Total current liabilities	29,153,438	9.3	24,047,575	9.8
II. Non-current liabilities:				
Investment Corporation Bonds	35,000,000		35,000,000	
Long-term debt	14,170,000		14,170,000	
Tenant leasehold and security deposits	67,056,445		51,802,432	
Debt from derivatives	125,214		113,492	
Total non-current liabilities	116,351,659	37.3	101,085,925	41.3
Total Liabilities	145,505,097	46.6	125,133,501	51.1
UNITHOLDERS' EQUITY				
I. Unitholders' equity:				
Unitholders' capital	162,448,096	52.0	116,188,696	47.5
II. Retained earnings:				
Inappropriate retained earnings at the end of the period	4,396,610		3,384,601	
Total retained earnings	4,396,610	1.4	3,384,601	1.4
Total Unitholders' Equity	166,844,706	53.4	119,573,297	48.9
Total Liabilities and Unitholders' Equity	312,349,803	100.0	244,706,798	100.0

IV. STATEMENT OF INCOME

Subjects	This Period For the period from March 1, 2005 to August 31, 2005			Previous Period For the period from September 1, 2004 to February 28, 2005 (for reference)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
Ordinary Income or Loss						
I. Operating Income or Loss						
1. Operating revenues:						
Rental revenues	12,225,558	12,225,558	100.0	9,513,644	9,513,644	100.0
2. Operating expenses:						
Property-related expenses	6,080,183			4,808,402		
Other operation fees						
Loss on silent partnership	2,284			-		
Asset management fees	910,704			680,067		
Compensation of Officers	3,347			1,800		
Custodian fees	44,988			37,868		
General administration fees	105,010			83,429		
Others	105,933	7,252,452	59.3	74,936	5,686,503	59.8
Operating income		4,973,105	40.7		3,827,140	40.2
II. Non-operating Income or Loss						
1. Non-operating revenues:						
Interest received	63			40		
Other non-operating Income or Loss	3,178	3,242	0.0	9,434	9,475	0.1
2. Non-operating expenses:						
Interest expense	155,830			183,614		
Interest Expenses of Investment Corporation Bonds	205,721			22,390		
Amortization of issue costs of Investment Corporation Bonds	29,639			29,639		
Loan-related costs	33,116			46,603		
Cost of issuance of new investment units	114,829			130,220		
Amortization of organization costs	13,924			13,924		
Other non-operating expenses	25,865	578,927	4.7	24,696	451,088	4.7
Ordinary income		4,397,420	36.0		3,385,527	35.6
Income before income taxes		4,397,420	36.0		3,385,527	35.6
Income taxes and other taxes		927	0.0		1,024	0.0
Adjustment of income taxes, etc.		△16			△21	
Net income		4,396,509	36.0		3,384,523	35.6
Retaining earnings at the beginning of the period		100			78	
Retained earnings at the end of the period		4,396,610			3,384,601	

Explanatory Notices
(Omitted)

V. Statement of Cash Distribution

Statement of Cash Distribution:

(yen)

Subjects \ Period	This Period (From March 1, 2005 to August 31, 2005)	Previous Period (From September 1, 2004 to February 28, 2005)
I Retained earnings at end of period	4,396,610,101	3,384,601,800
II Dividends		
(Dividends per unit)	4,396,566,460 (15,730)	3,384,501,338 (15,419)
III Retained earnings brought forward to the next period	43,641	100,462

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 4,396,566,460 yen for this period (3,384,501,338 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

October 13, 2005

To: Japan Retail Fund Investment Corporation
Board of directors

Chuo Aoyama Audit Corporation

Signature ____________________[Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Member
Member in Charge

Signature ____________________[Seal]
Katsushi Matsuki
Certified Public Accountant
Representative Director
Member in Charge

We have audited the financial documents, namely balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from March 1, 2005 to August 31, 2005. The parts related to the accounts in the annual report and the supplementary statement, which we have audited, was prepared based on the accounting books. The responsibility of the creation of this financial documents and supplementary statement is upon the manager and our responsibility, from independent position, is upon expressing opinions for the financial documents and supplementary statement.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate in Japan and took necessary auditing procedures. The auditing standards seek to obtain reasonable assurance about whether the financial documents and supplementary statement are free of material misstatement. The auditing is based upon testing audit, and it involves the examination of the exhibit of the entire financial documents and supplementary statement including the accounting policy and its application methods adopted by the manager and evaluation of estimates done by the manager. As a result of the auditing, we judge that we have achieved a reasonable basis for our opinion.

In our opinion,

(1) The balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in

conformity with the laws and regulations as well as its articles of incorporation;

(2) The annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) The accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

Subsequent events concerning issuance of new investment units and acquisition of assets are described in the paragraph entitled "Material Facts After Settlement of Accounts" of the Annual Report and in "Material Subsequent Events" of the Notes to Balance Sheet and Statement of Income.

There are no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

End

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject \ Period	For the Period from March 1, 2005 to August 31, 2005	For the Previous Period from September 1, 2004 to February 28, 2005	Subject \ Period	For the Period from March 1, 2005 to August 31, 2005	For the Previous Period from September 1, 2004 to February 28, 2005
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	4,397,420	3,385,527	Purchases of property and equipment	△65,069,971	△44,001,169
Depreciation	2,305,947	1,682,448	Payment for tenant leasehold and security deposits	△849,630	△741,205
Amortization of organization costs	13,924	13,924	Proceeds from tenant leasehold and security deposits	16,103,643	2,582,797
Amortization of issue costs of Investment Corporation Bonds	29,639	29,639	Purchases of intangible fixed assets	△488,619	△42,756
Loss on retirement of fixed assets	27,213	30,872	Revenue from tenant leasehold and security deposits	8,597	7,500
Other operational costs	2,284	-	Purchases of investment securities	△851,505	-
Interest received	△63	△40	Revenue from decrease of other investments and assets	19,252	-
Interest expense	361,551	206,004	Purchases of other investments and assets	-	△17,386
Increase or Decrease of rental receivables	△68,525	△53,897	Net cash used in investing activities	△51,128,233	△42,212,221
Increase or Decrease of consumption tax refundable	△313,151	△241,126	III Cash Flows from Financing Activities:		

Increase or Decrease of long-term prepaid expenses	12,825	△94,278	Proceeds from short-term debt	30,100,000	74,500,000
Increase or Decrease of operating accounts payable	136,987	228,210	Payment for short-term debt	△25,500,000	△58,000,000
Increase or Decrease of accounts payable	△99,193	28,679	Payment for long-term debt	-	△10,000,000
Increase or Decrease of accrued unpaid expenses	91,781	46,152	Proceeds from issuance of investment corporation bonds	-	34,822,161
Increase or Decrease of advance received	126,113	233,579	Proceeds from issuance of investment units	46,259,400	-
Increase or Decrease of deposit received	121,010	△129,632	Payment of dividends	△3,381,445	△3,174,459
Others	△111,529	△106,038	Net cash provided by financing activities	47,477,954	38,147,701
Sub-total	7,034,238	5,260,024	IV Net Change in Cash and Cash Equivalents	3,058,311	1,004,071
Interest received	63	40	V Cash and Cash Equivalents at the Beginning of the Period	9,362,934	8,358,863
Payment of interest	△324,686	△190,869	VI Cash and Cash Equivalents at the End of the Period	12,421,246	9,362,934
Payment of corporate tax	△1,024	△605			
Net cash provided by operating activities	6,708,590	5,068,591			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

Significant Accounting Policies (For Reference)
(Omitted)

VIII. INFORMATION FOR INVESTORS
(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 19 to 44.

RECEIVED
2006 MAY 23 P 4: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[Translation]

September 5, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Additional Issue through Public Offering

We hereby inform you that we have resolved as below on the issuance of new investment units based on a total of 100 billion yen of shelf registration concerning investment securities issued by the investment corporation at the board meeting held on September 5, 2005.

1. Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 23,000 units

Out of the 23,000 units issued as stated above, a part (provided that the percentage of the issue value of the investment securities (the "investment securities") issued is under half the total amount.) may be offered in overseas markets mainly in Europe (provided that in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act in 1933.)(the "International Offering"). The breakdown of the Offering in Japan (the "Japanese Offering", and

together with the International Offering, the "Offering") and the International Offering will be determined on the Issue Price Determination Date as provided in (2) below.

(2) Issue value: Not yet determined.

(To be determined at a board meeting to be held on a day between September 6, 2005 (Tuesday) through September 9, 2005 (Friday) (the "Issue Price Determination Date"). The issue value refers to an amount which we will receive as the money paid for each new investment unit from the underwriters.)

(3) Method of offering:

All investment units will be purchased and subscribed for by UBS Securities Limited.

The issue price for the Offering will be determined after considering of the demand conditions, with the preliminary price in an amount being obtained by the closing price of investment units of us on the Tokyo Stock Exchange on the Issue Price Determination Date (or if no closing price is available on that day, the closing price on the day immediately prior thereto) multiplied by 0.90-1.00 (any decimal faction less than one full yen to be rounded down).

(4) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(5) Nature of underwriting agreement:

No underwriting fee shall be paid. The underwriters shall instead receive the proceeds as a total amount obtained by deducting the issue value (or the underwriting value) from the issue price.

(6) Subscription Unit: One unit or more in an integral multiple of one unit

(7) Subscription period for the domestic offering:

From September 12, 2005 (Monday) to September 14, 2005 (Wednesday)

Such subscription period may be advanced, taking the demand conditions into consideration, and will be from September 7, 2005 (Wednesday) to September 9, 2005 (Friday) in the most advanced case.

(8) Date of payment:

September 20, 2005 (Tuesday)

Such date of payment may be advanced, taking the demand conditions into consideration, and will be September 14, 2005 (Wednesday) in the most advanced case.

(9) Date of delivery of investment units:

The first business day immediately following the payment date

(10) Date from which cash distributions shall be calculated:

September 1, 2005 (Thursday)

(11) The issue price and any other matters necessary for the issuance of these new investment units will be subject to approval of a board meeting to be held hereafter.

(12) An Amended Shelf Registration Statement and a Extraordinary Report was filed on September 5, 2005 (Monday) regarding each of the items listed above, pursuant to Securities and Exchange Law of Japan and other applicable laws and regulations.

(13) Stabilizing transactions may be conducted with the Offering.

2. Changes in Number of Investment Securities in Issue as a Result of this Issue

Current total number of investment securities in issue:	279,502
Increased number of investment securities as a result of the Offering:	23,000
Total number of investment securities in issue after the public offering:	302,502

[Translation omitted hereinafter]

[Translation]

September 5, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions For the Periods Ending in August, 2005 and February, 2006

We hereby inform you that a decision has been made to revise as below the expected management conditions for the periods ending in August, 2005 (from March 1, 2005 to August 31, 2005) and in February, 2006 (from September 1, 2005 to February 28, 2006) which were publicly announced on April 14, 2005 when the accounts for the period ending in February 2005 were disclosed.

1. Revisions of the expected management conditions for the period ending in August, 2005

	Operating income	Current profit	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥11,648 mil.	¥4,073 mil.	¥4,071 mil.	¥14,565	¥-

Estimate as revised (B)	¥12,155 mil.	4,222 mil.	¥4,221 mil.	¥15,101	¥-
Increase or decrease (B-A)	¥507 mil.	¥149 mil.	¥150 mil.	¥536	¥-
Percentage of increase or decrease	4.4%	3.7%	3.7%	3.7%	-

The number of outstanding investment units as of the end of the period is 279,502 units.

2. Revisions of the expected management conditions for the period ending in February, 2006

	Operating income	Current profit	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥11,907 mil.	¥4,286 mil.	¥4,284 mil.	¥15,327	¥-
Estimate as revised (B)	¥13,136 mil.	¥4,643 mil.	¥4,641 mil.	¥15,342	¥-
Increase or decrease (B-A)	¥1,229 mil.	¥357 mil.	¥357 mil.	¥15	¥-
Percentage of increase or decrease	10.3%	8.3%	8.3%	0.1%	-

For reference: The estimated number of outstanding investment units as of the end of the period is 302,502 units. (Note 1)

Note 1: The estimated number of outstanding investment units as of the end of the period is calculated on the preconditions as stated in Schedule hereto.

Note 2: Any fractions less than the indicted unit are discarded.

3. Reasons for the revisions:

   We have resolved at the board of meeting held on September 5, 2005 the issuance of new investment units based on a total of 100 billion yen of shelf registration concerning investment securities issued by the investment corporation for the purpose of repayment of short term loan. Because the pre-conditions of the expected management conditions publicly announced on April 14, 2005 have changed, we change the expectation of that management conditions for the periods ending in August, 2005 and February, 2006.

Schedule

"Pre-conditions for Estimating Management Conditions for the Eighth Period (from September 1, 2005 to February 28, 2006)"

[Translation omitted hereinafter]

[Translation]

September 6, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Determination of Issue Price of Investment Units through Public Offering

We hereby inform you that we determined or changed as below the issue price, etc. for the issue of new investment units resolved at our board meeting held on September 5, 2005 at the board meeting held on September 6, 2005.

1. Terms and Conditions of Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 23,000 units

Offering in Japan: 11,600 units

Offering in overseas markets, mainly in Europe (provided that in the United States only private offering to qualified institutional buyers as defined by Rule 144A of the U.S. Securities Act in 1933): 11,400 units

(2) Issue price: ¥861,300 per unit

(3) Total issue price: ¥19,809,900,000

(4) Issue value: ¥830,850 per unit

(5) Total issue value: ¥19,109,550,000

(6) Subscription period for the domestic offering:

From September 7, 2005 (Wednesday) to September 9, 2005 (Friday)

(7) Date of payment: September 14, 2005 (Wednesday)

(8) Others: The Supplemental Shelf Registration Statement and an Amended Report for the Extraordinary Report was filed on September 6, 2005 (Tuesday) regarding each of the items listed above, pursuant to Securities and Exchange Law of Japan and other applicable laws and regulations.

2. Changes in Number of Investment Securities in Issue as a Result of this Issue

Current total number of investment securities in issue:	279,502
Increased number of investment securities as a result of the Offering:	23,000
Total number of investment securities in issue after the public offering:	302,502

[Translation omitted hereinafter]

- End -

[Translation]

September 28, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on August 31, 2005. The amount below is the amount deducting foreign debt ahead of schedule due to take effect on September 30, 2005

① Unsecured short-term borrowing (¥6,800 million)

Interest rate:

From October 1, 2005 to December 30, 2005: 0.48000% per annum

Interest rate on and after December 30, 2005 has not been determined yet (scheduled to be determined on December 28).

- End -

[Translation]

September 29, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that we have determined to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: to be determined)

(2) Name of the properties: JUSCO City Nishi-Otsu

(3) Acquisition price: ¥ 13,100 million

(4) Acquisition date: September 30, 2005 (Execution of Sales and Purchase Agreement for Beneficial Interests of the Trust with condition precedent)
December 20, 2005 (to be acquired)

(5) Parties from which the properties have been acquired:
AOI Real Estate Company, and one individual person

(6) Funds for the acquisition: Own capital and borrowed funds

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic

investment policy of asset management and investments set forth in our Articles of Incorporation and to enhance our property portfolio in Osaka and Nagoya, and in cities surrounding such area, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: AOI Real Estate Company
(2) Location of head office: 9-32 Matsuyama-cho, Otsu-shi, Shiga
(3) Representative: Nakajima Chizuko
(4) Capital: ¥10 million
(5) Main business activities: Real estate rental industry
(6) Relationship with us: none

5. Future Prospect:

This acquisition will not impact our management conditions for the accounting period ending in February 2006.

- End -

[Translation]

October 17, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding the Reconstruction Project of Esquisse Omotesando

We hereby inform you that we have decided to carry out the reconstruction of Esquisse Omotesando located in Shibuya-ku, Tokyo, in order to maintain and enhance the competitiveness of a suchproperty as a part of internal growth strategy.

This project is to be conducted due to the relative deterioration of the commercial facility, Esquisse Omotesando located midway between Omotesando and Meiji-Jingu-mae subway stations along with the changes of surrounding external environment. We have additionally acquired the neighboring land, and therefore plan to regenerate Esquisse Omotesando at this time.

We have decided to transfer the existing building and to lease the ground to a transferee so as to avoid risks in connection with the completion of the building, schedule delays and fluctuations in interest rates arising from future uncertainties and the like. A summary is as shown below.

1. Summary of the transaction

(1) Expected properties for transfer:

The building and surface right(the limited proprietary right to the land is not subject to

transfer)

(2) The date the properties for transferwas acquired:

March 2, 2006 (Esquisse Omotesando) and May 27, 2005 (neighboring land)

(3) Summary of the transferee:

Name of company: Takenaka Corporation

Location of headquarters: 1-13, 4-chome, Hommachi, Chuo-ku, Osaka-city

Representative: President and Chief Executive Officer Toichi Takenaka

Capitalization: 50,000,000,000 yen (as at March, 2005)

Major business: General engineering contractor/developer

(4) Contract details with the transferee:

We shall execute transfer of the existing building and land lease agreement with the transferee. Thereafter, the construction of the new building is to be conducted by the transferee. We will retain a preferential negotiation right for purchase upon the completion of the new building.

(5) Scheduled transfer value: approximately 1,200,000,000 yen

(6) Schedule:

November, 2005: Execution of the basic contract

February, 2006: Scheduled execution of building transfer and land lease agreement.

February, 2006: Scheduled start of construction work on the building

November, 2007: Scheduled completion and open of the building

(7) Total leased area

Current Esquisse: 3,782.55 m²

After the reconstruction (as scheduled): approximately 5,000 m²

2. Future prospects

The acquisition of beneficiary rights in the trust will not impact our management conditions for the accounting period ending in February 2006.

-End-

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Accounting Period Ending in August 2005
(From March 1, 2005 to August 31, 2005)

October 17, 2005

Name of Issuer of Real Estate Investment Trust: Japan Retail Fund Investment Corporation
Listed Securities Exchange: Tokyo Stock Exchange
Code Number: 8953
Location of Head Office: Tokyo
Reference: (Asset Manager) Mitsubishi Corp.- UBS Realty Inc.
Responsible Person: Shunichi Minami
Name of Office: Executive Officer
TEL:03-3511-1692

Date of Board Meeting for Settlement of Accounts: October 17, 2005
Commencement Date of Payment of Dividends: November 17, 2005 (Scheduled)

1. State of Operation and Assets for the Period Ending August 2005 (March 1, 2005 ~ August 31, 2005):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2005	12,225	28.5	4,973	29.9	4,397	29.9	4,396	29.9
Period Ending February 2005	9,513	9.5	3,827	10.3	3,385	6.6	3,384	6.7

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending August 2005	¥15,729	3.1%	(6.1)%	1.6%	(3.1)%	36.0%
Period Ending February 2005	¥15,419	2.8%	(5.7)%	1.5%	(3.1)%	35.6%

(Note) 1. The accounting period ending February 2005 is from September 1, 2004 to February 28, 2005 for 181 days and for the accounting period ending August 2005 is from March 1, 2005 to August 31, 2005 for 184 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there

was an additional issue during the accounting period ending August 2005, the current income per unit for the accounting period ending August 2005 was calculated by weighted average (279,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning March 1, 2005). The number of investment units issued and outstanding as of the end of the period ending August 2005 is 279,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending August 2005	¥15,730	¥4,396	¥0	¥-	100.0%	2.6%
Period Ending February 2005	¥15,419	¥3,384	¥0	¥-	99.9%	2.8%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)		(yen)
Period Ending August 2005	312,349	166,844	53.4%	596,935
Period Ending February 2005	244,706	119,573	48.9%	544,748

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending August 2005: 279,502 units
For the period ending February 2005: 219,502 units

2. Estimated State of Operation for the Period Ending February 2006 (September 1, 2005 ~ February 28, 2006) and for the Period Ending August 2006 (March 1, 2006 ~ August 31, 2006):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending February 2006	12,968	4,660	4,659	15,401	0
Period Ending August 2006	12,867	4,314	4,313	14,257	0

(Reference) Estimated current income per unit:
For the period ending February 2006: 15,401 yen
For the period ending August 2006: 14,257 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the Investment Corporation

The name and related business of the major related corporations of the Investment Corporation are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the Investment Corporation, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the Investment Corporation and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi UFJ Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the Investment Corporation, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by the Investment Corporation, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to the Investment Corporation and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from the Investment Corporation, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the Investment Corporation.

2. Management Policy and Results of Operation

(1) Management Policy:

As for the management policy, the Investment Corporation basically seeks to build an optimum portfolio consisting of "income-type properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in

operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Immediately after being listed, the Investment Corporation acquired 4 commercial facilities. The Investment Corporation acquired 6 commercial facilities in its 3rd year; 6 commercial facilities in its 4th year, 4 commercial facilities in its 5th year,4 commercial facilities in its 6th year, and since then, 8 more commercial facilities (excluding equity interests in silent partnership). As of its 7th year (August 31, 2005), the Investment Corporation currently operates a total of 32 facilities.

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as suburban shopping centers and roadside stores, that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to grow the property value and cash flows of through turnover of tenants and increasing the assets' capacity. The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It has always sought to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as Ito-Yokado, AEON, Kintetsu department stores, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with good tenants in the suburbs—the Investment Corporation has acquired 7 asset-yielding properties this period: SEIYU Hibarigaoka, Tobata SATY, JUSCO City Takatsuki, JUSCO City Yagoto, JUSCO Naha, all urban Single-tenant properties, and 8953 Jiyugaoka Building and Cheers Ginza, both urban Multi-tenant Retail properties.

The Investment Corporation currently operates a collective total of 5 facilities that are growth-type properties: Hakata Riverain / eeny meeny miny mo; Abiko Shopping Plaza; Nara Family; and ESQUISSE Omotesando and Wonder City which the Investment Corporation acquired this period. The Investment Corporation has completed large-scale renewal of Abiko Shopping Plaza aiming to gain competitiveness other than to maximize the potential value of these commercial facilities, to which end it has been seeking a change in tenants and carrying out promotional work.

(Note) From this period, the "income/growth-type properties" which was categorized as one investment-style was merged with the "growth-type properties".

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the

Investment Corporation maintained the debt ratio and hedged the risk against rising interest rates in the future by effective utilization of tenant leaseholds and security deposits (as of the end of the 7th period, the outstanding amount is ¥67 billion) and issuance of investment corporation bonds, and tried to ensure financial stabilization and flexibility.

The outstanding amount of debt loans as of the end of this period is ¥40 billion; the breakdown is approximately ¥25.8 billion outstanding amount of short-term loans, and approximately ¥14.2 billion outstanding amount of long-term loans. Also, the outstanding amount of investment corporation bonds is ¥35 billion.

② Equity Finance

The Investment Corporation passed a comprehensive resolution for the issuance of domestic unsecured investment corporation bonds on January 11, 2005 and in addition to issuance of investment corporation bonds, the Investment Corporation filed a Shelf Registration Statement on August 26, 2005 and set up the shelf for the issuance of ¥100 billion in total of investment units in order to ensure a flexible financing through issuance of investment units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income of 12,225 million yen, operating profit of 4,973 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 4,397 million yen as well as current income of 4,396 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,730 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the Eighth Period (September 1, 2005 ~ February 28, 2006), the Investment Corporation estimates an operating income of 12,968 million yen, ordinary profit of 4,660 million yen, current income of 4,659 million and dividend per unit of 15,401 yen. For the preconditions of these estimates, please see the

"Preconditions of Forecasts of State of Operation for the Eighth Period (September 1, 2005 ~ February 28, 2006) and for the Ninth Period (March 1, 2006 ~ August 31, 2006)" as described in page 5.

Also, concerning the state of operation for the Ninth Period (March 1, 2006 ~ August 31, 2006), based upon the "Preconditions of Forecasts of State of Operation for the Eighth Period (September 1, 2005 ~ February 28, 2006) and for the Ninth Period (March 1, 2006 ~ August 31, 2006)" as described in page 5, the Investment Corporation estimates operating income of 12,867 million yen, ordinary profit of 4,323 million yen, current income of 4,322 million and dividend per unit of 14,257 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Eighth Term (September 1, 2005 ~ February 28, 2006)" and for the Ninth Period (March 1, 2006 ~ August 31, 2006)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of August 31, 2005)		Previous Period (As of February 28, 2005)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	3,294,281		3,474,364		△180,082	
Trust cash and trust deposit *1	9,126,964		5,888,570		3,238,394	
Rental receivables	545,324		476,798		68,525	
Consumption tax refundable	757,167		444,015		313,151	
Other current assets	526,914		326,029		200,885	
Total current assets	14,250,652	4.6	10,609,778	4.3	3,640,874	34.3
II. Non-current assets: *1						
1. Property and equipment:						
Trust buildings	110,878,753		89,560,007		21,318,746	
Accumulated depreciation	7,159,570		5,100,444		2,059,125	
Trust building improvements	5,447,650		4,556,391		891,259	
Accumulated depreciation	535,349		383,131		152,218	
Trust machinery and equipment	398,028		408,691		△10,662	
Accumulated depreciation	40,788		25,017		15,771	
Trust industrial tool and material	1,119,151		1,025,266		93,884	
Accumulated depreciation	216,119		149,215		66,903	
Trust land	179,611,104		136,865,206		42,745,898	
Total property and equipment	289,502,861	92.7	226,757,753	92.7	62,745,107	27.7
2. Intangible fixed assets:						
Trust leasehold interest	4,165,710		3,691,999		473,711	
Trust and other intangible fixed assets	167,615		161,005		6,610	
Total intangible fixed assets	4,333,326	1.4	3,853,005	1.6	480,321	12.5
3. Investments, etc.:						
Tenant leasehold and security deposits	2,801,310		2,809,907		△8,597	
Investment securities	849,220		-		849,220	
Long-term prepaid expenses	134,747		147,572		△12,825	
Deferred losses from hedge transactions	125,214		113,492		11,721	
Other investments and assets	206,063		225,316		△19,252	
Total investments and assets	4,116,555	1.3	3,296,290	1.3	820,265	24.9
Total non-current assets	297,952,743	95.4	233,907,049	95.6	64,045,694	27.4
Deferred assets:						
Organization costs	27,848		41,772		△13,924	
Issue costs of Investment Corporation Bonds	118,559		148,199		△29,639	
Total deferred assets	146,407	0.0	189,971	0.1	△43,563	△22.9
Total Assets	312,349,803	100.00	244,706,798	100.0	67,643,004	27.6

Subjects \ Period	This Period (As of August 31, 2005)		Previous Period (As of February 28, 2005)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	765,881		628,893		136,987	
Short-term debt *2	25,860,000		21,260,000		4,600,000	
Accounts payable	66,235		162,372		△96,137	
Accrued expenses	605,800		477,153		128,646	
Income tax payable, etc.	927		1,024		△97	
Rent received in advance	1,007,978		881,864		126,113	
Deposit received	737,214		616,204		121,010	
Other current liabilities	109,401		20,062		89,339	
Total current liabilities	29,153,438	9.3	24,047,575	9.8	5,105,862	21.2
II. Non-current liabilities						
Investment Corporation Bonds	35,000,000		35,000,000		-	
Long-term debt *1	14,170,000		14,170,000		-	
Tenant leasehold and security deposits	67,056,445		51,802,432		15,254,012	
Debt from derivatives	125,214		113,492		11,721	
Total non-current liabilities	116,351,659	37.3	101,085,925	41.3	15,265,733	15.1
Total Liabilities	145,505,097	46.6	125,133,501	51.1	20,371,596	16.3
UNITHOLDERS' EQUITY *4						
I. Unitholders' equity: *3						
Unitholders' capital	162,448,096	52.0	116,188,696	47.5	46,259,400	39.8
II. Retained earnings:						
Inappropriate retained earnings at the end of the period	4,396,610		3,384,601		1,012,008	
Total retained earnings	4,396,610	1.4	3,384,601	1.4	1,012,008	29.9
Total Unitholders' Equity	166,844,706	53.4	119,573,297	48.9	47,271,408	39.5
Total Liabilities and Unitholders' Equity	312,349,803	100.0	244,706,798	100.0	67,643,004	27.6

B. Statement of Income

Period / Subjects	This Period For the Period from March 1, 2005 to August 31, 2005		Previous Period For the Period from September 1, 2004 to February 28, 2005		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
I. Operating Income or Loss						
1. Operating revenues:	12,225,558	100.00	9,513,644	100.0	2,711,914	28.5
Rental revenues *1	12,225,558		9,513,644		2,711,914	
2. Operating expenses:	7,252,452	59.3	5,686,503	59.8	1,565,948	27.5
Property-related expenses *1	6,080,183		4,808,402		1,271,781	
Other operaion fees						
Loss on silent partnership	2,284		-		2,284	
Asset management fees	910,704		680,067		230,636	
Compensation of Officers	3,347		1,800		1,547	
Custodian fees	44,988		37,868		7,120	
General administration fees	105,010		83,429		21,581	
Others	105,933		74,936		30,997	
Operating income	4,973,105	40.7	3,827,140	40.2	1,145,965	29.9
II. Non-operating Income or Loss						
1. Non-operating revenues:	3,242	0.0	9,475	0.1	△6,233	△65.8
Interest received	63		40		22	
Other non-operating Income or Loss	3,178		9,434		△6,255	
2. Non-operating expenses:	578,927	4.7	451,088	4.7	127,838	28.3
Interest expense	155,830		183,614		△27,784	
Interest expenses of Investment Corporation Bonds	205,721		22,390		183,331	
Amortization of issue costs of Investment Corporation Bonds	29,639		29,639		-	
Loan-related costs	33,116		46,603		△13,486	
Cost of issuance of new investment units	114,829		130,220		△15,390	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	25,865		24,696		1,168	
Ordinary income	4,397,420	36.0	3,385,527	35.6	1,011,893	29.9
Income before income taxes	4,397,420	36.0	3,385,527	35.6	1,011,893	29.9
Income taxes and other taxes	927		1,024		△97	
Adjustment of income taxes, etc.	△16		△21		4	
Net income	4,396,509	36.0	3,384,523	35.6	1,011,986	29.9
Retaining earnings at the beginning of the period	100		78		22	
Retained earnings at the end of the period	4,396,610		3,384,601		1,012,008	

C. Statement of Cash Distribution:

(yen)

Subjects \ Period	This Period (From March 1, 2005 to August 31, 2005)	Previous Period (From September 1, 2004 to February 28, 2005)
I Retained earnings at end of period	4,396,610,101	3,384,601,800
II Dividends	4,396,566,460	3,384,501,338
(Dividends per unit)	(15,730)	(15,419)
III Retained earnings brought forward to the next period	43,641	100,462

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 4,396,566,460 yen for this period (3,384,501,338 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

D. Statement of Cash Flow

Subjects \ Period	For the Period from March 1, 2005 to August 31, 2005	For the Previous Period from September 1, 2004 to February 28, 2005	Subjects \ Period	For the Period from March 1, 2005 to August 31, 2005	For the Previous Period from September 1, 2004 to February 28, 2005
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	4,397,420	3,385,527	Purchases of property and equipment	△65,069,971	△44,001,169
Depreciation	2,305,947	1,682,448	Proceeds from tenant leasehold and security deposits	16,103,643	2,582,797
Amortization of organization costs	13,924	13,924	Payment for tenant leasehold and security deposits	△849,630	△741,205
Amortization of issue costs of Investment Corporation Bonds	29,639	29,639	Purchases of intangible fixed assets	△488,619	△42,756
Loss on retirement of fixed assets	27,213	30,872	Revenue from tenant leasehold and security deposits	8,597	7,500
Other operational costs	2,284	-	Purchases of investment securities	△851,505	-
Interest received	△63	△40	Revenue from decrease of other investments and assets	19,252	-
Interest expense	361,551	206,004	Purchases of other investments and assets	-	△17,386
Increase or Decrease of rental receivables	△68,525	△53,897	Net cash used in investing activities	△51,128,233	△42,212,221
Increase or Decrease of consumption tax refundable	△313,151	△241,126	III Cash Flows from Financing Activities:		
Increase or Decrease of	12,825	△94,278	Proceeds from short-term	30,100,000	74,500,000

long-term prepaid expenses			debt		
Increase or Decrease of operating accounts payable	136,987	228,210	Payment for short-term debt	△25,500,000	△58,000,000
Increase or Decrease of accounts payable	△99,193	28,679	Payment for long-term debt	-	△10,000,000
Increase or Decrease of accrued unpaid expenses	91,781	46,152	Proceeds from issuance of investment corporation bonds	-	34,822,161
Increase or Decrease of advance received	126,113	233,579	Payment of dividends	△3,381,445	△3,174,459
Increase or Decrease of deposit received	121,010	△129,632	Proceeds from issuance of investment units	46,259,400	-
Others	△111,529	△106,038	Net cash provided by financing activities	47,477,954	38,147,701
Sub-total	7,034,238	5,260,024	IV Net Change in Cash and Cash Equivalents	3,058,311	1,004,071
Interest received	63	40	V Cash and Cash Equivalents at the Beginning of the Period	9,362,934	8,358,863
Payment of interest	△324,686	△190,869	VI Cash and Cash Equivalents at the End of the Period	12,421,246	9,362,934
Payment of corporate tax	△1,024	△605			
Net cash provided by operating activities	6,708,590	5,068,591			

[Important Accounting Policy]
(Omitted)

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

4. Changes in Officers

Not applicable.

5. Reference Information

(1) Property Portfolio of the Investment Corporation

Classification of Assets	Region	This Period (as of August 31, 2005)		Previous Period (as of February 28, 2005)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	137,683	44.1	123,651	50.5
	Osaka and Nagoya metropolitan area	93,176	29.8	61,211	25.0
	Other metropolitan areas	62,976	20.2	45,747	18.7
	Sub-total	293,836	94.1	230,610	94.2
Equity interests in silent partnership		849	0.3	-	-
Deposit and other assets		17,664	5.6	14,096	5.8
Total Assets		312,349	100.0	244,706	100.0

Note: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Outline of trust real property

As of August 31, 2005, the principal real property held by the Investment Corporation is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,912	1	46,248.96	42,584.48	92.1	4.4	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,742	1	56,891.15	56,891.15	100.0	2.9	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,931	1	13,666.96	13,666.96	100.0	3.3	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,026	1	63,652.33	63,652.33	100.0	2.2	Commercial facilities
8953 Hakata Reverain (trust beneficiary interests)	12,887	1	25,742.72	24,954.07	96.9	9.1	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,333	1	50,437.91	50,437.91	100.0	2.7	Commercial facilities

Minami Aoyama 8953 Building (trust beneficiary interests)	5,384	1	1,540.98	1,540.98	100.0	1.4	Commercial facilities
Nara Family (trust beneficiary interests)	31,808	1	85,341.84	85,144.08	99.8	18.3	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,191	1	43,390.73	42,920.38	98.9	5.4	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,636	1	21,581.65	21,581.65	100.0	0.6	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,871	1	28,316.18	28,316.18	100.0	2.3	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,180	1	73,438.52	73,438.52	100.0	3.6	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,273	1	574.46	574.46	100.0	0.3	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,786	1	1,477.62	1,477.62	100.0	0.8	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary	6,700	1	100,457.69	100,457.69	100.0	3.1	Commercial facilities

interests)							
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,526	1	109,616.72	109,616.72	100.0	3.9	Commercial facilities
Aeon Sapporo Naebo Shopping Center (trust beneficiary interests)	9,072	1	74,625.52	74,625.52	100.0	3.1	Commercial facilities
Esquisse Omotesando (trust beneficiary interests)	16,154	1	3,782.55	3,466.18	91.6	3.2	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	894	1	540.78	540.78	100.0	0.3	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,156	1	16,549.50	16,549.50	100.0	1.5	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,343	1	20,983.43	20,983.43	100.0	3.2	Commercial facilities
Itabashi SATY (trust beneficiary interests)	12,730	1	72,253.88	72,253.88	100.0	5.1	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,012	1	492.69	492.69	100.0	0.3	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,228	1	85,226.68	85,226.68	100.0	4.4	Commercial facilities

SEIYU Hibarigaoka (trust beneficiary interests)	6,094	1	19,070.88	19,070.88	100.0	2.3	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,417	1	93,258.23	93,258.23	100.0	2.5	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,821	1	77,267.23	77,267.23	100.0	2.9	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,725	2	1,814.10	1,635.21	90.1	0.6	Commercial facilities
Wonder City (trust beneficiary interests)	16,581	1	72,399.16	72,399.16	100.0	4.5	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	4,000	1	63,778.44	63,778.44	100.0	0.6	Commercial facilities
JUSCO City Naha (trust beneficiary 1interests)	11,159	1	79,090.48	79,090.48	100.0	1.1	Commercial facilities
Cheers Ginza (trust beneficiary 1interests)	4,247	1	1,686.58	1,686.58	100.0	0.1	Commercial facilities
Total	293,836	33	1,405,196.55	1,399,580.05	99.6	100.0	Commercial facilities

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such

property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).

Note 5 Other than above, the Investment Company holds an equity interest in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.

Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction start date: December 2005
Scheduled construction completion date: December 2006

As of August 31, 2005, the commercial facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area (Note 4)	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	11,000	9,912
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	11,200	9,742
8953 Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,000	13,931
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,190	8,026
8953 Hakata Reverain	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,742.72	13,300	12,887
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	8,300	8,333

8953 Minami Aoyama Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,540.98	5,330	5,384
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Real estate trust beneficiary interests	85,341.84	32,400	31,808
Abiko Shopping Plaza (Note 3)	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	43,390.73	12,300	10,191
Ito-Yokado Yabashira (Note 3)	15-8 Higurashi 1-chome, Matsudo-City, Chiba, etc.	Real estate trust beneficiary interests	21,581.65	1,970	1,636
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara, 2-chome, Kamifukuoka-shi, Saitama	Real estate trust beneficiary interests	28,316.18	7,530	6,871
Ito-Yokado Nishikicho	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	73,438.52	14,600	13,180
8953 Daikanyama Building	35-17 Ebisu-nishi, 1-chome,Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,300	1,273
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	2,850	2,786
Aeon Higashiura Shopping Center (Note 3)	62-1 Aza-toueicho, oaza-ogawa, Chitagun-Higshiuracho, Aichi	Real estate trust beneficiary interests	100,457.69	7,230	6,700
Aeon Kashiihama Shopping Center	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	12,900	13,526
Aeon Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Real estate trust beneficiary interests	74,625.52	9,270	9,072
Esquisse Omotesando	10-1 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	3,782.55	16,900	16,154

Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	540.78	936	894
Ito-Yokado Tsunashima	8, Tsunashimanishi, 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	16,549.50	5,360	5,156
Bic Camera Tachikawa	12-2 Akebonocho, 2-chome Tachikawa-shi, Tokyo	Real estate trust beneficiary interests	20,983.43	12,400	12,343
Itabashi SATY (Note 4)	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Real estate trust beneficiary interests	72,253.88	13,100	12,730
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	492.69	1,030	1,012
AEON Yamato Shopping Center	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Real estate trust beneficiary interests	85,226.68	18,700	17,228
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Real estate trust beneficiary interests	19,070.88	6,890	6,094
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Real estate trust beneficiary interests	93,258.23	6,450	6,417
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Real estate trust beneficiary interests	77,267.23	12,300	11,821
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Real estate trust beneficiary interests	1,814.1	2,787	2,725
Wonder City	40 Nihocho, Nishi-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	72,399.16	16,200	16,581
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	63,778.44	3,840	4,000

JUSCO City Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Real estate trust beneficiary interests	79,090.48	11,400	11,159
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Real estate trust beneficiary interests	1,686.58	4,200	4,247
Total			1,405,196.55	306,163	293,836

Note 1 All commercial facilities the Investment Corporation purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 Abiko Shopping Plaza, Ito-Yokado Yabashira and Aeon Higashiura Shopping Center have not obtained the residence indication, therefore are written as it is on the registry.

Note 4 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 5 Other than above, the Investment Company holds an equity interest in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction start date: December 2005
Scheduled construction completion date: December 2006

The progress of rental business of each commercial facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (September 1, 2004 to February 28, 2005)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	3	100.0	442	4.6
ESPA Kawasaki	1	100.0	351	3.7
8953 Osaka Shinsaibashi Building	1	100.0	418	4.4
JUSCO Chigasaki Shopping Center	1	100.0	274	2.9
8953 Hakata Reverain	79	99.1	1,137	12.0
Ito-Yokado Narumi	1	100.0	330	3.5
8953 Minami Aoyama Building	3	100.0	169	1.8
Nara Family	131	99.6	2,253	23.7
Abiko Shopping Plaza	48	100.0	725	7.6
Ito-Yokado Yabashira	1	100.0	78	0.8
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	2.7
Ito-Yokado Nishikicho	1	100.0	443	4.7
8953 Daikanyama Building	1	100.0	38	0.4
8953 Harajuku Face Building	5	100.0	92	1.0
Aeon Higashiura Shopping Center	1	100.0	375	3.9
Aeon Kashiihama Shopping Center	1	100.0	477	5.0
Aeon Sapporo Naebo Shopping Center	1	100.0	382	4.0

Esquisse Omotesando	16	100.0	359	3.8
Esquisse Omotesando Annex	2	100.0	27	0.3
Ito-Yokado Tsunashima	1	100.0	180	1.9
Bic-Camera Tachikawa	2	100.0	325	3.4
Itabashi SATY	1	100.0	328	3.4
8953 Kita Aoyama Building	2	100.0	5	0.1
AEON Yamato Shopping Center	1	100.0	37	0.4
SEIYU Hibarigaoka	-	-	-	-
Tobata SATY	-	-	-	-
JUSCO City Takatsuki	-	-	-	-
8953 Jiyugaoka Building	-	-	-	-
Wonder City	-	-	-	-
JUSCO City Yagoto	-	-	-	-
JUSCO City Naha	-	-	-	-
Cheers Ginza	-	-	-	-
Total (Note 2)	305	99.9	9,513	100.0

Name of Real Estate, etc.	This Period (March 1, 2005 to August 31, 2005)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	2	92.1	544	4.4
ESPA Kawasaki	1	100.0	351	2.9
8953 Osaka Shinsaibashi Building	1	100.0	405	3.3
JUSCO Chigasaki Shopping Center	1	100.0	274	2.2
8953 Hakata Reverain	76	96.9	1,110	9.1
Ito-Yokado Narumi	1	100.0	330	2.7
8953 Minami Aoyama Building	3	100.0	169	1.4
Nara Family	131	99.8	2,242	18.3
Abiko Shopping Plaza	45	98.9	665	5.4
Ito-Yokado Yabashira	1	100.0	78	0.6
Ito-Yokado, Kamifukuoka Higashi	1	100.0	280	2.3
Ito-Yokado Nishikicho	1	100.0	444	3.6
8953 Daikanyama Building	1	100.0	37	0.3
8953 Harajuku Face Building	5	100.0	92	0.8
Aeon Higashiura Shopping Center	1	100.0	375	3.1
Aeon Kashiihama Shopping Center	1	100.0	477	3.9
Aeon Sapporo Naebo Shopping Center	1	100.0	382	3.1
Esquisse Omotesando	12	91.6	388	3.2
Esquisse Omotesando Annex	2	100.0	33	0.3

Ito-Yokado Tsunashima	1	100.0	180	1.5
Bic Camera Tachikawa	2	100.0	386	3.2
Itabashi SATY	1	100.0	621	5.1
8953 Kita Aoyama Building	2	100.0	33	0.3
AEON Yamato Shopping Center	1	100.0	540	4.4
SEIYU Hibarigaoka	1	100.0	276	2.3
Tobata SATY	1	100.0	303	2.5
JUSCO City Takatsuki	1	100.0	358	2.9
8953 Jiyugaoka Building	10	90.1	70	0.6
Wonder City	28	100.0	546	4.5
JUSCO City Yagoto	2	100.0	74	0.6
JUSCO City Naha	1	100.0	135	1.1
Cheers Ginza	9	100.0	11	0.1
Total (Note 2)	347	99.6	12,225	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 4 Other than above, the Investment Company holds an equity interest in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction start date: December 2005
Scheduled construction completion date: December 2006

[Translation]

October 25, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

(Amendment) Notice regarding the Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 2005 (March 1, 2005 ～ August 31, 2005) and the Reconstruction Project of Esquisse Omotesando

There were matters to be corrected in the public release material dated October 17, 2005, and such corrections are as shown below.

Abbreviated Notice Regarding Settlement of Accounts the Fiscal Year Ending August 2005 (March 1, 2005 ～ August 31, 2005)
P4 iii. Outlook of Results of Next Period:

(Erratum)
Also, concerning the state of operation for the Ninth Period (March 1, 200 ～ August 31, 2006), based upon the "Preconditions of Forecasts of State of Operation for the Eighth Period (September 1, 2005 ～ February 28, 2006) and for the Ninth Period (March 1, 2006 ～ August 31, 2006)" as described in page 5, the Investment Corporation estimates estimates operating income of 12,867 million yen, ordinary profit of 4,323 million yen, current income of 4,322 million and dividend per unit of 14,257 yen.

(Correction)

Also, concerning the state of operation for the Ninth Period (March 1, 200 ～ August 31, 2006), based upon the "Preconditions of Forecasts of State of Operation for the Eighth Period (September 1, 2005 ～ February 28, 2006) and for the Ninth Period (March 1, 2006 ～ August 31, 2006)" as described in page 5, the Investment Corporation estimates estimates operating income of 12,867 million yen, ordinary profit of 4,314 million yen, current income of 4,313 million and dividend per unit of 14,257 yen.

Notice Regarding the Reconstruction Project of Esquisse Omotesando

(Erratum)

1. Summary of the transaction

(1) Expected properties for transfer:

The building and surface right

(Correction)

1. Summary of the transaction

(1) Expected properties for transfer:

The building and land leasing

(Erratum)

2. Future prospects

The acquisition of beneficiary rights in the trust will not impact our operations for the period ending in February 2006.

(Correction)

2. Future prospects

Such transaction will not impact our management donditions for the accounting period ending in February 2006.

- End -

[Translation]

October 31, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that we have determined to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (ownership right of land and buildings, and land leasing)
(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd)

(2) Name of the properties: Kyoto Family

(3) Acquisition price: ¥ 5,340 million

(4) Acquisition date: October 31, 2005 (execution of an transfer agreement)
December 21, 2005 (to be acquired)

(5) Parties from which the properties have been acquired:
Diamond Family Co., Ltd

(6) Funds for the acquisition: to be determined

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with our basic investment policy of asset management and investments

set forth in our Articles of Incorporation and to enhance our property portfolio in Osaka and Nagoya, and in cities surrounding such area, and the growth-type property assets within our portfolio. This property is our first property within Kyoto City within our portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1)	Name:	Diamond Family Co., Ltd
(2)	Location of head office:	4-11, Kyutaro-machi 2-chome, Chuo-ku, Osaka
(3)	Representative:	Yozo Tai
(4)	Capital:	¥450 million
(5)	Main business activities:	Shopping Center industry, etc.
(6)	Relationship with us:	none

5. Future Prospect:

This acquisition will not impact our management conditions for the accounting period ending in February 2006.

- End -

[Translation]

November 8, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Office Relocation

We hereby inform you that we together with Mitsubishi Corp.- UBS Realty Inc., our asset manager, will relocate our office from November 28 this year.

- Japan Retail Fund Investment Corporation
  New Address: 20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6420
  Phone number: 03-5293-7080 (main)
  Fax number: 03-5293-7097

- Mitsubishi Corp.- UBS Realty Inc.
  New Address: 20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6420
  Phone number: 03-5293-7000 (main)
  Fax number: 03-5293-7099

- End -

[Translation]

November 18, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding the Execution of a General Administration Agreement

We inform you that we decided this day to execute a general administration agreement with Chuo Aoyama Audit Corporation as detailed below.

1. General Administrator

Name of General Administrator:	Chuo Aoyama Audit Corporation
Categories of each affairs provided in Article 111 of the Law:	Operations regarding tax settlement (exclusive of operations regarding tax payment)
Address:	Kasumigaseki Building, 15th Floor 2-5, Kasumigaseki 3-chome Chiyoda-Ku, Tokyo 100-6015 Japan
History:	Jan.1, 2000: Launches Price Waterhouse Coopers tax administration office. April 1, 2002: Reorganizes Price Waterhouse Coopers tax administration office as Chuo Aoyama Audit Corporation.

2. Future prospects

Our management conditions for the accounting period ending in February 2006 will not be affected due to executing such agreement.

- End -

[Translation]

November 24, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding the Reopening of "Abiko Shopping Plaza"

We have conducted an overall renewal of the Abiko Shopping Plaza located in Abiko-City, Chiba Prefecture, in order to maintain and enhance the competitiveness of a such property as part of internal growth strategy. The reopening took place on November 23, 2005 (Wednesday, a public holiday).

Details of the outline of this renewal are as follows;

[Translation Omitted]

- End -

[Translation]

November 25, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

News Coverage Regarding "Falsification of Structural Calculation Sheets Made by the Architectural Design Office in Chiba Prefecture"

Although the Ministry of Land, Infrastructure and Transport has announced that the Aneha design office, located in Chiba Prefecture has falsified the "structural calculation sheets" showing the quake resistance of buildings we have confirmed that the Aneha design office is not related in anyway to the 32 properties that wet own.

Additionally, we always conduct earthquake risk tests that are implemented by the Engineering & Risk Services Corporation (a joint venture corporation established by both Kajima Corporation and Oyo Corporation) as due diligence for acquisition of proerties. By using not only structural calculation sheets but also structural drawings in testing the structural strength of our purchased properties, we conduct adequate earthquake risk analysis for such purchased properties. As for earthquake risks, we disclose the PML (Probable Maximum Loss) both on an individual property basis and for the portfolio basis at the end of each accounting period.

- End -

[Translation]

December 19, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. ① Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "JUSCO City Nishi-Otsu".

② Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥13,000 million

(3) Interest rate: 0.41743%
(From December 20, 2005 to March 31, 2006)

(4) Method of borrowing:
Unsecured and unguaranteed

(5) Interest payment date:

The last day each of March, June, September 2006 and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

December 20, 2005

(8) Final date of repayment of principal:

December 20, 2006

2. ① Reasons for borrowing:

To fund the money to purchase beneficial interests in the real estate trust of "Kyoto Family".

②-1. Description of the borrowing:

(1) Parties from which the borrowing is made:

The Bank of Fukuoka, Ltd.

(2) Amount to be borrowed:

¥3,000 million

(3) Interest rate: 0.30145%

(From December 21, 2005 to December 30, 2005)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day each of December 2005, March, June, September 2006, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

December 21, 2005

(8) Final date of repayment of principal:

December 21, 2006

②-2. Description of the borrowing

(1) Parties from which the borrowing is made:

The Chugoku Bank, Ltd.

(2) Amount to be borrowed:

¥2,200 million

(3) Interest rate: 0.33145%

(From December 21, 2005 to December 30, 2005)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day each of December 2005, March 2006, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

December 21, 2005

(8) Final date of repayment of principal:

June 21, 2006

- End -

[Translation]

December 19, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Partial Addition to Notice of Acquisition of Property (Kyoto Family)

We hereby inform you that we have confirmed the unconfirmed part at the time of the determination of acquisition in the notice regarding acquisition of Kyoto Family disclosed on October 31, 2005.

1. Outline of the acquisition:

6) Funds for the acquisition: Own capital and borrowed funds

3. Description of the properties acquired

1) Description of the property in trust
Setting status of pledge: mortgage

The confirmation of this description will not impact the management conditions for the accounting period ending in February 2006.

- End -

[Translation]

December 28, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on August 31, 2005 and on December 21, 2005.

① Unsecured short-term borrowing (¥6,800 million)

Interest rate:

From December 31, 2005 to March 31, 2006: 0.48% per annum

② Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From December 31, 2005 to March 31, 2006: 0.34% per annum

③ Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From December 31, 2005 to March 31, 2006: 0.37% per annum

Interest rate on and after March 31, 2006 has not been determined yet (scheduled to be determined on March 29).

- End -

[Translation]

February 6, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding the Transfer of Assets (Esquisse Omotesando)

We hereby inform you that we have decided to dedicate the Trustee (The Chuo Mitsui Trust and Banking Company, Limited) to execute an agreement for establishing leasehold rights with existing buildings as a beneficiary of the trust for the project reported in "Notice Regarding the Reconstruction Project of Esquisse Omotesando" dated November 17, 2005.

1. Summary of the property transferred

(1) Expected properties for transfer: The building and land leasing

(2) Type of land leasing: Ordinary land leasing

(3) The effective period of the land leasing: 30 years

(4) Transferee: Takenaka Corporation (refer to the summary of the transferee (tenant) in 3. below)

(5) Transfer value: 2,150,000,000 yen

(6) Book price: approximately 1,180,000,000 yen (estimated amount at the time of transfer)

(7) Costs related to the transfer: approximately 981,000,000 yen (cancellation money for current tenants, etc.)

(8) Balance of the transfer value and the book price together with costs related to transfer:

approximately -11,000,000 yen

(balance between (5) above and both (6) and (7))

(9) Evaluation method: Appraised Value: 2,150,000,000 yen

Appraiser: CB Richard Ellis K.K.

Date of Price Evaluation: February 8, 2006

(10) Scheduled date for execution and transfer:February 8, 2006

(11) Information of expected property for transfer

[Translation Omitted]

2. Reason for the transfer

In order for Takenaka Corporation to carry out the reconstruction project of Esquisse Omotesando

3. Summary description of the transferee (Tenant)

Name of company:	Takenaka Corporation
Location of headquarters:	1-13, 4-chome, Hommachi, Chuo-ku, Osaka, Japan
Representative:	President and Chief Executive Officer Toichi Takenaka
Capitalization:	50,000,000,000 yen (as at March, 2005)
Major business:	General engineering contractor/developer

4. Schedule of transfer

February 6, 2006:	Decision to transfer
February 8, 2006:	Scheduled date for execution of an agreement for establishing leasehold rights with existing buildings and consequent handover.

5. Future prospects

The transaction will give rise to a loss of approximately 11,000,000 yen but will not impact the our operations for the period ending in February 2006.

- End -

[Translation]

February 9, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Issuance of Corporate Bonds

We hereby inform you that we have decided to issue corporate bonds to the public according to the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. following the across-the-board resolution for the issue of domestic unsecured corporate bonds passed at the meeting of the board held on January 10, 2006.

1. Name of the Corporate Bonds
   Third Unsecured Corporate Bonds of Japan Retail Fund Investment Corporation (with special provision for equal treatment within the specific corporate bonds only)

2. Aggregate Amount of the Corporate Bonds
   ¥10 billion

3. Issue price
   ¥100 per a par value of ¥100

4. Redemption Price
   ¥100 for a par value of ¥100

5. Coupon
2.02% per annum

6. Amount of each Corporate Bond
¥100 million (one class only)

7. Offering Method
Public offering

8. Subscription Due Date
February 9, 2006

9. Payment Due Date
February 22, 2006

10. Security
The corporate bonds have no real security or guaranty and no assets to be specifically retained.

11. Maturity Date and Repayment Method
We will repaid the aggregate amount of the corporate bonds on February 22, 2016.
The corporate bonds may be retired by purchasing the same at any time on and after the day following their date of issue.

12. Interest payment date
February 22 and August 22 of each year.

13. Special provision regarding financing
There is a "provision of limitation on the offering of security".

14. Assigned Ratings

A2	(Moody's Investors Service)
A	(Standard & Poor's)
AA-	(Rating and Investment Information, Inc.)

15. Financial agent
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

16. Underwriter

Mitsubishi UFJ Securities, Ltd.

17. Purpose of use of the proceeds

To repay our borrowings and to use for operating cost.

(for reference)

Brief summary of the Across-the-board resolution concerning the issue on January 10, 2006

Total issue price:	less than ¥100 billion (However, it is possible to issue under different conditions and different dates by splitting into smaller units once or several times)
Amount of Investment corporation bonds:	more than ¥100 million
Period of issue:	From January 12,2006 to December 26, 2006
Purpose of use of the proceeds:	The proceeds will be used for the acquisition price for new specific assets (defined in the Law Concerning to the Investment Trust and Investment Company) by us, fund for repair work, refinance charge for borrowings, fund for redemption of the corporate bonds, restore funds for deposits and guarantee, and operating cost.
Security and guarantee:	The corporate bonds have no real security or guaranty and no assets to be specifically retained.

- End -

[Translation]

March 9, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Reorganization and Change in Personnel in the Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company to which we entrust the management of our assets will set up a new department and change in personnel as below.

1. Reorganization
   It will set up a Personnel Department on April 1, 2006.

2. Change in Personnel
   Title: Chief of Personnel Department
   Name: Tsuneko Kubo

This personnel will be filed with the Commissioner of Financial Services Agency as an important employee in accordance with the provisions of the Law Concerning to the Investment Trust and Investment Company.

- End -

[Translation]

March 23, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "Higashi-Totsuka Aurora City".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥47,400 million

(3) Interest rate: 0.44818%
(From March 24, 2006 to May 31, 2006)

(4) Method of borrowing:
Unsecured and unguaranteed

(5) Interest payment date:

Date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

March 24, 2006

(8) Final date of repayment of principal:

May 31, 2006

- End -

[Translation]

March 23, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that we have determined to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (ownership right of land and buildings)
(Trustee: The Chuo Mitsui Trust and Banking Co., Ltd)

(2) Name of the properties: Higashi-Totsuka Aurora City

(3) Acquisition price: ¥ 50,500 million

(4) Acquisition date: March 24, 2006 (execution of transfer agreement)
March 24, 2006 (to be acquired)

(5) Parties from which the properties have been acquired:
New Real Property Co., Ltd

(6) Funds for the acquisition: Borrowed fund

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with our basic investment policy of asset management and investments

set forth in its Articles of Incorporation and to enhance our property portfolio in Tokyo, and in cities surrounding such area, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: New Real Property Co., Ltd

(2) Location of head office: 2-22 Sports-plaza 2F, Kudankita 4-chome, Chiyoda-ku, Tokyo

(3) Representative: Nobuhiko Azuma

(4) Capital: ¥5,000 million

(5) Main business activities: Real estate industry, etc.

(6) Relationship with us: none

5. Future Prospect:

This acquisition will not impact our management conditions for the accounting period ending in August 2006.

- End -

[Translation]

March 29, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on December 20, 2005 and on December 21, 2005.

① Unsecured short-term borrowing (¥9,900 million)

Interest rate:

From April 1, 2006 to June 30, 2006: 0.44818% per annum

② Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From April 1, 2006 to June 30, 2006: 0.37818% per annum

③ Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From April 1, 2006 to June 21, 2006: 0.40245% per annum

Interest rate on and after December 30, 2005 has not been determined yet (scheduled to be determined on December 28).

- End -

[Translation]

April 18, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice on Dividends for the Accounting Period Ending in February 2006 (Settlement of the Commencement Date of Payment)

We hereby inform you that we have determined the scheduled commencement date of payment of dividends stated in the announced document dated April 13, 2006 (Abbreviated Notice Regarding Settlement of Accounts for the accounting period ending in February 28, 2006) as specified below.

Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period ending in February 28, 2006 (September 1, 2005 ~ February 28, 2006)
[Corresponding section: p.1]

<scheduled>
Commencement Date of Payment of Dividends: May 19, 2006

<settlement>
Commencement Date of Payment of Dividends: May 15, 2006

- End -

[Translation]

April 18, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Results of the Investigation by the Securities and Exchange Surveillance Commission

We have been invested by the Securities and Exchange Surveillance Commission ("SESC") since the end of last January. Today, as described below, the SESC has recommended the Financial Services Agency ("FSA") to impose administrative measures against us due to inadequacies in our compliance system, which correspond to violations of laws and ordinances.

We take this recommendation of imposition of administrative measures with due solemnity and sincerity and intend to work from here on to reinforce and make more thorough the compliance system so as to secure a healthy and suitable management structure. We deeply apologize for any disturbance or inconvenience we have caused our investors and others in various related quarters.

・Bad faith entries in the minutes regarding the date and time of the officer's meeting.

Out of thirty-five board meetings conducted between February 2002 to August 2005, in regard to nine meetings held in regard to the approval of accounting statements and the approval of additional issues, the minutes record matters that were made and decided after the board meetings were actually held.

1. Bad faith entries in the minutes of the board meeting.
2. Submission of the security registration statements to which the minutes of the board meetings containing bad faith entries were attached.
3. Violation of the "special security listing rules regarding real estate investment fund securities" in the Tokyo Stock Exchange Regulations.

The circumstances above have been determined to violate each of the related laws and ordinances set out below.

1. Article 260.4.2 of the Commercial Code, in which the Law Concerning Investment Trusts and Investment Corporations Article 108 is applied mutatis mutandis.
2. "Cabinet Office Order about the elucidation of the contents of the specific securities and so" Article 12.1.4 based on the Securities and Exchange Law Article 5.5, in which Article 27 of such law is applied mutatis mutandis.
3. "Special security listing rules regarding real estate investment fund securities" Article 7 in the Tokyo Stock Exchange Regulations.

- End -

[Translation]

April 28, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding Business Improvement Order to Japan Retail Fund Investment Corporation

We inform you that, today, we have received a Business Improvement Order from the Director of the Kanto Local Finance Bureau pursuant to Article 214 paragraph 1 of the Law concerning Investment Trusts and Investment Companies. We sincerely apologize for any concern experienced by investors and other parties as a result of this matter.

The substance of the administrative measure is described below. We humbly accept this Business Improvement Order with deep regret and are committed to conduct the actions described below to prevent the recurrence of such misconduct and further improve and strengthen our compliance framework.

1. Contents of the Business Improvement Order

In response to the occurrence of a violation of the law concerning incorrect statements in the minutes of the meetings of Board of Directors, we have been ordered to take the following measures and give the Tokyo Local Finance Office a report on the status of the implementation of such measures by May 29, 2006 (Monday).

(1) Improve and strengthen the framework for compliance; and

(2) Establish and execute a plan to prevent recurrence and clarify the source of responsibility.

2. Reason for the Disposition

Of the minutes we have prepared for the 35 meetings of the Board of Directors held during

the period from February 2002 to August 2005, nine of them were recorded and maintained as the minutes for meetings held on a date subsequent to the date on which the meetings were actually held. In addition, we attached such incorrectly stated minutes to our Securities Registration Statement, dated February 15, 2005, and issued a press release to the effect that the meeting of the Board of Directors, which was actually held on the previous day, had been held and had adopted the resolution on the stated date. Thus, we inappropriately gave the appearance of having made a timely disclosure. Concerning the above, our situation was recognized as one in which it was "necessary to ensure sound and appropriate operation of our business to protect investors," as set forth in Article 214, Paragraph 1 of the Law concerning Investment Trusts and Investment Companies.

3. Future Response

Taking the improvement order with the utmost seriousness, we intend to create a response policy and a concrete action plan for the indicated improvements within a month based on the following points.

(1) Implementation of measures for preventing a recurrence

We will reconsider the method for arranging the schedule of the meetings of the Board of Directors. In addition, we will review and implement, among other things, expeditious holding of board meetings by conference call or other means and develop procedures required to implement this. We will also construct the framework to confirm the legality of meetings held in such manner.

(2) Strengthening of the framework for compliance

We will deepen the corporate auditors' involvement in our business and their awareness of compliance. At the same time, we will consider and enhance our compliance framework at the initiative of the corporate auditors.

(3) Clarification of responsibility

All of the officers acknowledge their responsibility for this violation of the law, and in order to clarify responsibility in this case, strict measures will be taken.

We recognize that one cause of this issue was the inability of our Executive Officer to completely focus on that role while concurrently holding the position of President of our asset manager, Mitsubishi Corp. –UBS Realty Inc. Accordingly, in order to clarify the responsibility of this disposition, the Executive Officer will resign from this position and concentrate solely on the management of the asset manager. As the nomination of the replacement Executive Officer is a matter to be resolved at the unitholders' meeting, we will announce the time of resignation, nomination of a replacement Executive Officer, and the time of the unitholders' meeting as soon as they are determined.

- End -

[Translation]

April 28, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice Regarding Requisition of Submission of "Improvement Report" by the Tokyo Stock Exchange

We hereby inform you that, today, we have been asked by the Tokyo Stock Exchange (the "TSE") to submit a "report containing the statements on the circumstances of such failure and measures for improvement" (the "Improvement Report") pursuant to Clause 22.1 of "Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security" (the " Rules on Timely Disclosure"), under the provisions of Clause 7.4 of the Special Listing Regulations for REIT (the "Special Regulations for REIT").

Reasons for submission of the Improvement Report

Since our listing on March 12, 2002, there were seven cases in which we prepared disclosure documents regarding additional issuance of investment units and Abbreviated Notice Regarding Settlement of Accounts, etc., as if the resolution was made on the day following the actual resolution date, and disclosed on the day following the actual date of the resolution. Consequently, in view of the present situation, where misconduct under the Rules on Timely Disclosure had been taken engaged in on and off over a long period since the initial listing, and since there is a high degree of need to improve appropriate structures and the like for timely disclosure, we are required to submit the report containing statements regarding the

circumstances of such failures and measures for improvement thereof pursuant to Clause 22.1 of Rules on Timely Disclosure, under the provisions of Clause 7.4 of Special Regulations for REIT.

We humbly accept this request for submission of such report by the TSE and intend to respond seriously to this matter.

- End -

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 9.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 29, 2005

Japan Retail Fund Investment Corporation to Acquire Jusco City Nishi-Otsu in Otsu City, Shiga Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Jusco City Nishi-Otsu for 13.1 billion yen, targeted to close in December 2005. The property, which opened in November 1996, includes a five-story main building and a four-story parking tower. The first four floors of the main building comprise the shopping area, while the fifth floor and the rooftop are used for parking. The property has a total parking capacity of approximately 1,350 automobiles and a total floor space of approximately 66,460 square meters. The entire property is anchored and masterleased by publicly-traded Aeon.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Jusco City Nishi-Otsu in Otsu City, Shiga Prefecture, fits well into our acquisition strategy. The property's lease contract, with more than 11 years remaining, is anticipated to generate a stable and attractive income stream for our investors." The property is located within an approximate 2-minute walk from JR Nishi-Otsu Station, which is approximately 15 minutes by train from JR Kyoto Station. The property is also located near a number of major highways and national roads that bring in significant customer traffic. Significant recent housing development combined with convenient access to Kyoto and Osaka by both car and train has increased Otsu City's popularity as a residential community for commuters to those cities. The property is located near the Otsu City municipal government office, which attracts both consumers and business activity to the area.

In addition to the anchor store operated by masterlessee Aeon, the property includes approximately 60 specialty stores, such as apparel stores, fashion stores, amusement facilities and restaurants. Aeon is currently rated A- by Standard and Poor's and Baa1 by Moody's. Aeon is listed on the First Section of the Tokyo Stock Exchange and operates stores in the name of JUSCO throughout Japan.

The acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property name	Jusco City Nishi-Otsu
Location	3-11-1, Ohjigaoka, Otsu City, Shiga Prefecture
Land size	22,002.04 m²
Total floor space	Main building: 46,485.44 m² Parking tower: 19,977.60 m²
Building summary	Main building: Five stories above ground Parking tower: Four stories above ground
Major tenant	JUSCO

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 32 properties containing approximately 1.4 million square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-3511-1692), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
English Translation of Press Release on October 17, 2005

Japan Retail Fund Investment Corporation's Property, Esquisse Omotesando in Shibuya Ward, Tokyo, to be Redeveloped

Japan Retail Fund Investment Corporation (TSE: 8953, the "Fund") announced today the planned redevelopment of its Esquisse Omotesando property, pursuant to a sale and subsequent land lease of this property, which will be expanded with the recent acquisition of an adjacent lot. As part of its internal growth strategy, the Fund strives to maintain and enhance the competitiveness of its existing properties through selective renovation and redevelopment when deemed appropriate.

Esquisse Omotesando is located in the Omotesando shopping area of Tokyo, and given the dramatic transformation of the surrounding area, the Fund plans to facilitate the redevelopment and expansion of the property in order to enhance its position as a leading destination for retail consumers within this increasingly globally recognized submarket.

The Fund plans to transfer the building and the land leasehold rights for approximately 1.2 billion yen to Takenaka Corporation, a major Japanese unlisted general contractor/developer which intends to undertake the redevelopment of this Chanel, Yves Saint Laurent and Gucci anchored property. It is anticipated that the sales contract will be executed in February 2006 and construction is expected to commence at that time. The newly constructed property with an estimated total leasable space of approximately 5,000 m^2 (currently 3,782.55 m^2) is anticipated to be completed and open in November 2007. The Fund has the first preferential right to negotiate for the purchase should Takenaka Corporation decide to sell the property upon completion of the redevelopment.

The execution of the above transaction will not have any special impact on the Fund's operations for the period ending February 28, 2006.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 32 properties containing approximately 1.4 million square meters of leasable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-3511-1692), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – October 31, 2005

Japan Retail Fund Investment Corporation to Acquire Kyoto Family in Kyoto, Kyoto Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Kyoto Family for 5.34 billion yen, targeted to close in December 2005. The property opened in November 1982 and a renovation was completed in June 2004. The property has four floors above ground and one basement floor. The first three floors of the building comprise the shopping area, and there is a parking tower adjacent to the main building. The property has a total parking capacity of approximately 700 automobiles and a total floor space of approximately 44,000 square meters. Publicly-traded Aeon is a core tenant of the property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Kyoto Family in the city of Kyoto fits well into our acquisition strategy. The property is anticipated to generate an attractive income stream for our investors, and we intend to enhance value in the future through implementation of our repositioning strategy." The property is located in a predominantly residential area in the western part of Kyoto and is near several major roads which bring in significant customer traffic. The property's five-kilometer radius trade area has a population of approximately 690,000. Local regulations restrict the development of large-scale shops in the surrounding area by specifying that new retail properties with store areas of 1,000m^2 or less are to be given preference. Existing retail establishments are not affected by these regulations. It is therefore anticipated that competitive pressure from new supply in the market will be limited.

Core tenant Aeon is currently rated A- by Standard and Poor's and Baa1 by Moody's. Aeon is listed on the First Section of the Tokyo Stock Exchange and operates stores in the name of JUSCO throughout Japan. Tenants at the property also include approximately 70 specialty stores, such as apparel stores, fashion stores, convenience stores and restaurants. In addition to shopping areas, a cultural center and a swimming pool are located on the third floor.

Property Information Summary:

Property name	Kyoto Family
Location	1 Ikejiricho, Yamanouchi, Ukyuo-ku, Kyoto, Kyoto Prefecture
Land size	23,119.27 ㎡ (Leasehold land accounts for 16,053.28 ㎡ of the total land size)
Total floor space	Main building: 34,307.69 ㎡ Parking tower: 9,984.75 ㎡
Building summary	Four stories above ground and one basement floor
Major tenant	JUSCO

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 32 properties containing approximately 1.4 million square meters of leasable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-3511-1692), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 6, 2006

Japan Retail Fund Investment Corporation's Property, Esquisse Omotesando in Shibuya Ward, Tokyo, to be Transferred Under a Land Leasehold Contract

Japan Retail Fund Investment Corporation (TSE: 8953) announced the intended conclusion of a contract to transfer the building and the land leasehold rights of its Esquisse Omotesando property in Shibuya Ward, Tokyo, to Takenaka Corporation, a major Japanese unlisted general contractor/developer. The Fund intends to sell the building and transfer the property's land leasehold rights for a 30-year period to Takenaka Corporation for 2.15 billion yen. The contemplated transaction was initially announced on October 17, 2005, and the transfer is expected to occur on February 8, 2006.

The book value of the property, its land leasehold rights and various costs associated with the transaction are expected to exceed the proceeds to the Fund by approximately 11 million yen. The transaction is not expected to have a material impact on the Fund's operations for the period ending in February 2006.

Summary of Property Transferred:

Property transferred		Building and property's land leasehold rights
Location		10-1, 5-chome, Jingumae, Shibuya-ku, Tokyo
Date of transfer		February 8, 2006
Land	Land size	1,768.78 m2
	Zoning	Commercial district / Mid- to high-rise residential district
	Type of ownership	Leasehold rights
Building	Number of stories	Five stories above ground and two basement floors
	Total floor space	7,257.31 m2
	Completion	January 1982
	Type of ownership	Ownership rights

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 34 properties containing approximately 1.5 million square meters of leasable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 9, 2006

Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it intends to issue unsecured corporate bonds under its existing debt shelf registration. Details of the contemplated bond issuance are as follows:

- ¥10 billion of 10-year bonds with an annual coupon of 2.02%, maturing on February 22, 2016.
- The bonds were assigned unsecured senior debt ratings of AA- by Japanese rating agency R&I, A by S&P and A2 by Moody's.

The bonds are scheduled to be issued on February 22, 2006 with a par value of ¥100 million. Proceeds from the issuance will be used primarily to repay short-term borrowings.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 34 properties containing approximately 1.5 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.



Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 23, 2006

Japan Retail Fund Investment Corporation to Acquire Higashi-Totsuka Aurora City in Yokohama City, Kanagawa Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Higashi-Totsuka Aurora City for 50.5 billion yen, targeted to close on March 24, 2006. The property, which opened in September 1999, is a complex of three connected buildings anchored by Seibu and Daiei. Building I (Seibu Department Store and Aurora Mall) has eight floors above ground and two basement floors, Building II (the Aurora Mall Annex) has six floors above ground and one basement floor, and Building III (Daiei) has four floors above ground and three basement floors. The property has a total parking capacity of approximately 1,600 automobiles and a total floor space of approximately 152,000 square meters. The central Aurora Mall Annex is connected on multiple levels to each of the other buildings. The property can be reached via pedestrian overpass from a major train station, Higashi-Totsuka Station.

According to Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Higashi-Totsuka Aurora City in Yokohama City, Kanagawa Prefecture, fits well into our acquisition strategy. The property's long-term lease contract with a 13-year term remaining is anticipated to generate a stable and attractive income stream for our investors." A population of approximately 780,000 resides within five kilometers of the property. The property is also located near a number of major highways and national roads that bring in significant customer traffic.

Seibu Department Stores, Ltd., a unit of the holding company Millenium Retailing, Inc., operates 18 department stores throughout Japan. Daiei, Inc., listed on the Tokyo Stock Exchange, operates more than 200 general merchandise stores, supermarkets, discount stores and department stores throughout Japan. The Daiei-operated building of the subject property was ranked fourth among all Daiei stores in terms of total sales in fiscal year 2003. In addition to the anchors, the property includes specialty stores such as apparel stores, fashion stores, amusement facilities, book stores, a sporting-goods store and restaurants.

The acquisition will be financed through bank borrowings.

Property Information Summary:

Property name	Higashi-Totsuka Aurora City
Location	537-1, Shinanocho, Totsuka-ku, Yokohama City, Kanagawa
Land size	Building I: 12,693.70 ㎡ Building II: 4,297.50 ㎡ Building III: 12,796.41 ㎡
Total floor space	Building I: 78,513.08 ㎡ Building II: 18,606.71 ㎡ Building III: 53,564.47 ㎡
Building summary	Building I: eight floors above ground and two basement floors Building II: six floors above ground and one basement floor Building III: four floors above ground and three basement floors
Major tenants	Seibu, Daiei

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 34 properties containing approximately 1.5 million square meters of leasable space, including one property where the land is owned by JRF and leased to a third party. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.


Japan Retail Fund Investment Corporation

Eighth Fiscal Period Results

(September 1, 2005 – February 28, 2006)

DISCLAIMER

This document contains translations of selected information described in the Financial Release (*"Kessan Tanshin"*) prepared under the timely-disclosure requirements of the Tokyo Stock Exchange, and portions of the Financial Statements and the Performance Information Report for the eighth fiscal period from September 1, 2005 to February 28, 2006, of Japan Retail Fund Investment Corporation ("JRF") prepared pursuant to the Investment Trust Law of Japan.

This English language document was prepared solely for the convenience of and reference by overseas investors and neither corresponds to the original Japanese documents nor is it intended to constitute a disclosure document. The Japanese language Financial Release and the Financial Statements and the Performance Information Report for the aforementioned should always be referred to as originals of this document.

English terms for Japanese legal, accounting, tax and business concepts used herein may not be precisely identical to the concepts of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English statements contained herein, the original Japanese documents will always govern the meaning and interpretation. Neither JRF, Mitsubishi Corp.-UBS Realty Inc. ("MC-UBSR") nor any of their respective directors, officers, employees, partners, shareholders, agents or affiliates will be responsible or liable for the completeness, appropriateness or accuracy of English translations or the selection of the portions(s) of any document(s) translated into English. No person has been authorized to give any information or make any representations other than as contained in this document in relation to the matters set out in this document, and if given or made, such information or representation must not be relied upon as having been authorized by JRF, MC-UBSR or any of their respective directors, officers, employees, partners, shareholders, agents or affiliates.

The financial statements of JRF have been prepared in accordance with generally accepted accounting principles in Japan (Japanese GAAP) which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

Certain provisions of this document contain forward-looking statements and information. We base these statements on our beliefs as well as our assumptions based solely on certain limited information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: the general economy, market conditions, financial markets including the performance of the retail market, interest rate fluctuations, competition with our retail properties, and the impact of changing regulations or taxation. JRF does not intend, and is under no obligation to update any particular forward-looking statement included in this document to reflect future events or circumstances or of any statements or information contained therein.

April 13, 2006

Japan Retail Fund Investment Corporation Announcement of Eighth Fiscal Period Results

Distribution Per Unit 2.9% Above Estimates

Summary of Financial Results

Japan Retail Fund Investment Corporation ("JRF"; TSE ticker code: 8953) today announced the financial results of its eighth fiscal period for the six months ending February 28, 2006.

For the eighth fiscal period, JRF reported gross revenues of ¥13,047 million, operating income of ¥5,290 million, income before income taxes of ¥4,797 million, net income of ¥4,795 million and earnings and cash distributions per unit of ¥15,851. The cash distributions per unit exceeded the estimate of ¥15,401 reported to the Tokyo Stock Exchange on October 17, 2005 by 2.9%.

As of February 28, 2006, JRF's property portfolio consisted of 34 retail properties and was independently appraised at ¥332,307 million in aggregate.

The assets of JRF totaled ¥ 339,845 million as of February 28, 2006, short-term loans were ¥25,000 million, long-term borrowings and corporate bonds were ¥14,170 million and ¥ 45,000 million, respectively, and total unitholders' equity was ¥186,353 million, or ¥616,037 per unit, with a total of 302,502 units outstanding.

"We believe these operating results demonstrate the continued strong performance of our retail property ownership business," said Yuichi Hiromoto, Executive Director of JRF as well as the President and CEO of JRF's Asset Manager, Mitsubishi Corp.-UBS Realty Inc. "Our focus on acquiring quality properties, operating them effectively and taking advantage of opportunities to increase property-level income provides a steady basis for ongoing distributions per unit."

Eighth Fiscal Period Highlights

Operating Environment: On September 14, 2005, JRF completed its fifth public equity offering totaling 23,000 new investment units at a price of ¥861,300 per unit. 11,600 of the units were issued in connection with a Japanese Primary Offering, and the remaining 11,400 units were issued in connection with an International Offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933.

Net proceeds of approximately ¥19 billion from these Offerings were primarily utilized to repay JRF's outstanding short term loans incurred in connection with the acquisitions in the preceding fiscal period.

During the fiscal period, JRF also completed the acquisitions of the following two retail properties with an aggregate purchase price of ¥ 18,440 million. These acquisitions were financed through a combination of cash on hand, the assumption of tenant leasehold and security deposits due upon lease termination and short-term bank loans. Details are as follows:

(JPY in millions)

Name of property	Acquisition Date	Acquisition Price	Amount of Short- term loans
Jusco City Nishi-Otsu	December 20, 2005	13,100	13,000
Kyoto Family	December 21, 2005	5,340	5,200
Total		18,440	18,200

Leverage: As of February 28, 2006, JRF's overall leverage level was 44.1% (24.8% excluding tenant deposits).

JRF's Portfolio Profile: As of February 28, 2006, JRF's portfolio was comprised of 34 retail properties with 1,492,367 square meters of leasable space, including one property where the land is owned by JRF and leased to a third party.

Subsequent Event: Acquisition after the Balance Sheet Date

Additional Acquisition: On March 24, 2006, JRF completed the acquisition of Higashi-Totsuka Aurora City for ¥50,500 million. The acquisition was financed through the assumption of ¥5,797 million of non-interest bearing security deposits due upon lease termination and the remainder through short-term bank loans.

Forecasts for the Ninth and Tenth Fiscal Periods

Performance Forecasts: For the ninth fiscal period from March 1, 2006 to August 31, 2006, JRF estimates gross revenues at ¥14,782 million and net income at ¥4,691 million, or ¥15,507 per unit. For the tenth fiscal period from September 1, 2006 to February 28, 2007, JRF estimates gross revenues at ¥15,394 million and net income at ¥4,766 million, or ¥15,755 per unit. Our forecasts assume no further property acquisitions during the ninth and the tenth fiscal periods apart from the acquisition of Higashi-Totsuka Aurora City in March 2006 as described in the previous paragraph and the planned acquisition of Loc City Ogaki at the end of July 2006.

JRF and its Asset Manager, having considered the operating environment in which JRF operates, believe that the above forecasts, based on operating assumptions associated with JRF's portfolio, are reasonable. However, these forecasts are not a guarantee of JRF's ninth and tenth period performance and final results may differ due to unforeseen circumstances.

Please also refer to the "Disclaimer" accompanying this document.

About JRF

Japan Retail Fund Investment Corporation is the third listed Japanese Real Estate Investment Trust ("J-REIT") and the first J-REIT to focus primarily on retail properties.

Investor Relations: *For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami, Senior Executive Officer, at Mitsubishi Corp.-UBS Realty Inc. (Telephone Number: 81-3-5293-7081)*

(Summary Financial Information Attached)

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of August 31, 2005 and February 28, 2006

	August 31, 2005 (JPY in Millions)	February 28, 2006 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	12,421	23,801
Rental receivables	545	610
Consumption tax refundable	757	23
Prepaid expenses and other assets	527	358
Total current assets	14,251	24,793
Non-current assets:		
Property and equipment, at cost:		
Land	179,611	188,740
Buildings	110,879	117,886
Building improvements	5,448	6,166
Machinery and equipment	1,517	1,616
	297,455	314,408
Less: Accumulated depreciation	(7,952)	(10,122)
Net property and equipment	289,503	304,286
Other assets:		
Leasehold rights	4,166	6,104
Other intangible assets	168	159
Deposits	2,801	3,101
Investment	849	840
Long-term prepaid expenses	135	136
Organization costs	28	14
Bonds issuance costs	119	139
Other	331	273
Total other assets	8,596	10,766
TOTAL ASSETS	312,350	339,845

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of August 31, 2005 and February 28, 2006

	August 31, 2005 (JPY in Millions)	February 28, 2006 (JPY in Millions)
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	25,860	25,000
Tenant leasehold and security deposits	-	4,467
Rent received in advance	1,008	1,012
Accrued expenses and other liabilities	2,285	2,421
Total current liabilities	29,153	32,899
Non-current liabilities:		
Long-term debt	14,170	14,170
Bonds issued - unsecured	35,000	45,000
Tenant leasehold and security deposits	67,056	61,390
Other	125	33
Total non-current liabilities	116,352	120,593
TOTAL LIABILITIES	145,505	153,492
Unitholders' equity:		
Unitholders' capital, 2,000,000 units authorized 279,502 units (as of August 31, 2005) and 302,502 units (as of February 28, 2006) issued and outstanding	162,448	181,558
Retained earnings	4,397	4,795
TOTAL UNITHOLDERS' EQUITY	166,845	186,353
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	312,350	339,845

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Six Months Ended
August 31, 2005 and February 28, 2006

	March 1, 2005 to August 31, 2005 (JPY in Millions)	September 1, 2005 to February 28, 2006 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	12,226	13,047
Operating expenses		
Property-related expenses	6,080	6,496
Loss on disposal of property	-	16
Asset management fees	911	970
Custodian fees	45	53
General administration fees	105	108
Other	112	113
	7,252	7,757
Operating income	4,973	5,290
Non-operating revenues		
Non-operating revenues	3	9
Non-operating expenses		
Interest expense	362	367
Offering costs	115	33
Amortization of organization costs	14	14
Amortization of bonds issuance costs	30	40
Other non-operating expenses	59	48
Income before income taxes	4,397	4,797
Income taxes	0	2
Net income	4,397	4,795

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Six Months Ended
August 31, 2005 and February 28, 2006

	March 1, 2005 to August 31, 2005 (JPY in Millions)	September 1, 2005 to February 28, 2006 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	4,397	4,797
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	2,306	2,472
Amortization of organization costs	14	14
Interest expense	362	367
Amortization of bond issuance costs	30	40
Loss on disposal of fixed assets	27	16
Loss on disposal of property	-	16
Changes in assets and liabilities:		
Consumption tax refundable	(313)	734
Accounts payable	(99)	(55)
Rent received in advance	126	4
Accrued expenses and other liabilities	350	278
Other, net	(491)	(345)
Net cash provided by operating activities	6,709	8,338
Cash Flows from Investing Activities:		
Purchases of property and equipment	(65,559)	(20,381)
Proceeds from disposal of property	-	1,164
Investment in securities	(852)	-
Proceeds from (payment of) tenant leasehold and security deposits	15,254	(1,200)
Proceeds from (payment of) deposits and other investment assets	28	(334)
Net cash used in investing activities	(51,128)	(20,752)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	30,100	18,200
Repayments of short-term debt	(25,500)	(19,060)
Proceeds from issuance of investment units	46,259	19,110
Proceeds from bonds issuance	-	9,940
Distribution payments	(3,381)	(4,396)
Net cash provided by financing activities	47,478	23,794
Net change in cash and cash equivalents	3,058	11,380
Cash and cash equivalents at beginning of period	9,363	12,421
Cash and cash equivalents at end of period	12,421	23,801

Note: The sum may not equal the total due to rounding.

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership %	Acquisition Price (JPY in Millions)	Appraisal Value as of February 28, 2006 (JPY in Millions)	% of Total Portfolio
Tokyo 23 Wards							
8953 Minami Aoyama Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	5,620	1.7%
8953 Daikanyama Building	1991	Shibuya Ward, Tokyo	10-Dec-03	100	1,235	1,390	0.4%
8953 Harajuku FACE Building	1985	Shibuya Ward, Tokyo	9-Jan-04	100	2,770	3,060	0.9%
Site of former Esquisse Omotesando	1982	Shibuya Ward, Tokyo	2-Mar-04	100	14,712	15,200	4.6%
Esquisse Omotesando Annex	1997	Shibuya Ward, Tokyo	30-Apr-04	100	860	1,000	0.3%
Itabashi SATY	2000	Itabashi Ward, Tokyo	9-Dec-04	100	12,400	13,100	3.9%
8953 Kita Aoyama Building	2005	Minato Ward, Tokyo	1-Feb-05	100	989	1,100	0.3%
8953 Jiyugaoka Building	1984, 2005	Meguro Ward, Tokyo	28-Mar-05	100	2,700	2,887	0.9%
Cheers Ginza	2005	Chuo Ward, Tokyo	11-Aug-05	100	4,200	4,160	1.3%
subtotal					45,216	47,517	14.3%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	2000	Kawasaki, Kanagawa	13-Mar-02	80.4	8,117	11,100	3.3%
			10-Dec-02	19.6	1,974		
JUSCO Chigasaki Shopping Center	2000	Chigasaki, Kanagawa	13-Mar-02	100	8,300	8,220	2.5%
Abiko Shopping Plaza	1994	Abiko, Chiba	4-Mar-03	100	10,200	13,400	4.0%
Ito-Yokado Yabashira	1982	Matsudo, Chiba	16-Jun-03	100	1,616	1,970	0.6%
Ito-Yokado Kamifukuoka-higashi	1999	Kamifukuoka, Saitama	18-Sep-03	100	6,900	7,530	2.3%
Ito-Yokado Nishikicho	2003	Warabi, Saitama	28-Nov-03	100	13,212	14,500	4.4%
Ito-Yokado Tsunashima	1982	Yokohama, Kanagawa	24-Jun-04	100	5,000	5,380	1.6%
Bic Camara Tachikawa	1970	Tachikawa, Tokyo	29-Sep-04	100	11,920	12,900	3.9%
AEON Yamato Shopping Center	2001	Yamato, Kanagawa	17-Feb-05	100	16,823	18,700	5.6%
SEIYU Hibarigaoka	1978	Nishi Tokyo, Tokyo	9-Mar-05		6,100	6,900	2.1%
subtotal					90,162	100,600	30.3%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1999	Osaka, Osaka	13-Mar-02	100	14,300	14,600	4.4%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	8,730	2.6%
Nara Family	1992, 1993	Nara, Nara	6-Mar-03	100	31,241	33,800	10.2%
AEON Higashiura Shopping Center	2001	Chita, Aichi	15-Jan-04	100	6,700	7,680	2.3%
JUSCO City Takatsuki	1994, 1997	Takatsuki, Osaka	25-Mar-05	100	11,700	12,500	3.8%
Wonder City	1994	Nagoya, Aichi	31-Mar-05	100	15,900	17,700	5.3%
JUSCO City Yagoto Shopping Center	1993	Nagoya, Aichi	10-Jun-05	100	3,700	3,990	1.2%
JUSCO City Nishi-Otsu	1996	Otsu, Shiga	20-Dec-05	100	13,100	13,100	3.9%
Kyoto Family	1982	Kyoto, Kyoto	21-Dec-05	100	5,340	5,480	1.6%
subtotal					110,521	117,580	35.3%
Other Major Cities							
Sendai Nakayama Shopping Center	1995-1999	Sendai, Miyagi	13-Mar-02	100	10,200	11,800	3.6%
Hakata Riverain	1998	Fukuoka, Fukuoka	4-Mar-03	100	12,619	13,200	4.0%
AEON Kashiihama Shopping Center	2003	Fukuoka, Fukuoka	29-Jan-04	100	13,300	13,400	4.0%
AEON Sapporo Naebo Shopping Center	2003	Sapporo, Hokkaido	2-Mar-04	100	9,260	9,830	3.0%
Tobata SATY	1999	Kita Kyushu, Fukuoka	9-Mar-05	100	6,290	6,780	2.0%
JUSCO Naha Shopping Center	1993	Naha, Okinawa	29-Jun-05	100	10,700	11,600	3.5%
subtotal					62,369	66,610	20.1%
Grand Total					308,268	332,307	100.0%

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of February 28, 2006 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of February 28, 2006	Rental Revenue in Eighth Fiscal Period (JPY	% of Total Revenue
Tokyo 23 Wards							
8953 Minami Aoyama Building	3	5,376	1,540.98	1,540.98	100.0%	169	1.3%
8953 Daikanyama Building	1	1,269	574.46	574.46	100.0%	40	0.3%
8953 Harajuku FACE Building	5	2,781	1,477.62	1,477.62	100.0%	95	0.7%
Site of former Esquisse Omotesando	1	14,902	1,768.78	1,768.78	100.0%	292	2.2%
Esquisse Omotesando Annex	2	892	540.78	540.78	100.0%	28	0.2%
Itabashi SATY	1	12,654	72,253.88	72,253.88	100.0%	621	4.8%
8953 Kita Aoyama Building	2	1,011	492.69	492.69	100.0%	34	0.3%
8953 Jiyugaoka Building	10	2,714	1,814.10	1,635.21	90.1%	86	0.7%
Cheers Ginza	9	4,232	1,686.58	1,686.58	100.0%	111	0.9%
subtotal	34	45,832	82,149.87	81,970.98	99.8%	1,476	11.4%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	1	9,661	56,891.15	56,891.15	100.0%	351	2.7%
JUSCO Chigasaki Shopping Center	1	7,968	63,652.33	63,652.33	100.0%	274	2.1%
Abiko Shopping Plaza	53	10,801	44,333.65	44,333.65	100.0%	793	6.1%
Ito-Yokado Yabashira	1	1,628	21,581.65	21,581.65	100.0%	79	0.6%
Ito-Yokado Kamifukuoka-higashi	1	6,824	28,316.18	28,316.18	100.0%	256	2.0%
Ito-Yokado Nishikicho	1	13,045	73,438.52	73,438.52	100.0%	445	3.4%
Ito-Yokado Tsunashima	1	5,129	16,549.50	16,549.50	100.0%	181	1.4%
Bic Camara Tachikawa	2	12,275	20,983.43	20,983.43	100.0%	390	3.0%
AEON Yamato Shopping Center	1	17,114	85,226.68	85,226.68	100.0%	534	4.1%
SEIYU Hibarigaoka	1	6,006	19,070.88	19,070.88	100.0%	261	2.0%
subtotal	63	90,451	430,043.97	430,043.97	100.0%	3,564	27.4%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1	13,872	13,666.96	13,666.96	100.0%	407	3.1%
Ito-Yokado Narumi	1	8,269	50,437.91	50,437.91	100.0%	331	2.5%
Nara Family	130	31,616	85,343.38	84,808.74	99.4%	2,155	16.5%
AEON Higashiura Shopping Center	1	6,599	100,457.69	100,457.69	100.0%	376	2.9%
JUSCO City Takatsuki	1	11,713	77,267.23	77,267.23	100.0%	411	3.2%
Wonder City	28	16,519	72,317.28	72,317.28	100.0%	647	5.0%
JUSCO City Yagoto Shopping Center	2	3,968	63,778.44	63,778.44	100.0%	164	1.3%
JUSCO City Nishi-Otsu	1	13,645	62,717.26	62,717.26	100.0%	149	1.1%
Kyoto Family	66	5,650	25,603.95	25,554.00	99.8%	245	1.9%
subtotal	231	111,852	551,590.10	551,005.51	99.9%	4,885	37.5%
Other Major Cities							
Sendai Nakayama Shopping Center	2	9,835	46,248.96	46,248.96	100.0%	441	3.4%
Hakata Riverain	75	12,761	25,742.72	24,930.40	96.8%	1,116	8.6%
AEON Kashiihama Shopping Center	1	13,435	109,616.72	109,616.72	100.0%	478	3.7%
AEON Sapporo Naebo Shopping Center	1	8,940	74,625.52	74,625.52	100.0%	383	2.9%
Tobata SATY	1	6,360	93,258.23	93,258.23	100.0%	315	2.4%
JUSCO Naha Shopping Center	1	11,080	79,090.48	79,090.48	100.0%	388	3.0%
subtotal	81	62,411	428,582.63	427,770.31	99.8%	3,121	24.0%
Grand Total	**409**	**310,547**	**1,492,366.57**	**1,490,790.77**	**99.9%**	**13,046**	**100.0%**

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – April 18, 2006

SESC Issues Recommendation to FSA to Take Administrative Disciplinary Action

Against JRF Based Upon Results of Regular Audit Inspection

The Securities and Exchange Surveillance Commission (SESC) today issued a recommendation for the Financial Services Agency (FSA) to take administrative disciplinary action against Japan Retail Fund Investment Corporation (TSE: 8953). This recommendation is based upon the results of an inspection of Japan Retail Fund that commenced in late January 2006.

The reason for the SESC recommendation is incorrect dating of JRF board meeting minutes, which were post-dated for nine of the 35 board meetings held from February 2002 to August 2005.

Japan Retail Fund accepts the finding of the SESC and regrets any concerns experienced by investors and other affected parties as a result of this issue. The Fund intends to put in place more stringent internal controls related to such regulatory compliance matters.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 35 properties containing approximately 1.6 million square meters of leasable space, including one property where the land is owned by JRF and leased to a third party. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Business Improvement Order issued to

Japan Retail Fund Investment Corporation ("JRF")

Following the recommendation on April 18, 2006 by the Securities and Exchange Surveillance Commission (SESC) that the Financial Services Agency (FSA) take administrative action related to the incorrect dating of certain minutes of meetings of the board of JRF, as detailed below, JRF today received a Business Improvement Order from the Kanto Local Finance Bureau Chief. JRF has accepted the Business Improvement Order and regrets any concerns experienced by investors and other parties as a result of these matters.

JRF takes this Business Improvement Order seriously and is committed to the further improvement of its compliance framework in order to help ensure that nothing similar will occur in the future.

1. Contents of the Business Improvement Order

   In response to the occurrence of the aforementioned incorrect dating of certain JRF board meeting minutes, JRF is ordered to take the following measures and give the Tokyo Local Finance Office a report on the status of the implementation of such measures by May 29, 2006:

   (1) Improve and strengthen the framework for compliance; and

   (2) Establish and execute a plan to prevent recurrence and clarify the source of responsibility.

2. Reason for the Order

   Of the minutes prepared by JRF for the 35 meetings of the Board of Directors held during the period from February 2002 to August 2005, nine of them were recorded as the minutes for meetings held on a date subsequent to the date on which the meetings were actually held. In addition, JRF attached such incorrectly dated minutes of JRF board meetings to its securities registration statement dated February 15, 2005, and issued a press release to the effect that the meeting of the Board of Directors, which was actually held on or before the previous day, had been held and had adopted the resolution on the stated date. Thus JRF inappropriately gave the appearance of having made a timely disclosure.

   Given the above, action was deemed to be "necessary to ensure sound and appropriate operation of JRF's business and to protect investors" as stipulated under Article 214, Paragraph 1 of the Law Concerning Investment Trusts and Investment Corporations.

3. Future Response

   Taking the Improvement Order with the utmost seriousness, JRF intends to create a response policy and a concrete action plan for the indicated matters requiring improvement and submit a business improvement plan within one month, with a focus on the following points:

(1) Implementation of a plan for prevention of recurrence

We will reconsider the method for arranging the schedules for meetings of the JRF Board of Directors. In addition, we will review and implement, among other things, expeditious holding of board meetings by conference call or other means and develop procedures required to implement this. We will also construct the framework to confirm the legality of meetings held in such a manner.

(2) Strengthening of the framework for compliance

We will deepen the supervisory directors' involvement in the business of JRF and their awareness of compliance. At the same time, we will consider and enhance our compliance framework at the initiative of the supervisory directors.

(3) Clarification of responsibility

All the directors acknowledge their responsibility for the violations of the law, and in order to clarify responsibility in this case, strict measures will be taken.

We recognize that one cause of this issue was the inability of the Executive Director of JRF to completely focus on that role while concurrently holding the position of President of JRF's asset manager responsible for the operation of JRF, Mitsubishi Corp.-UBS Realty Inc. In order to take responsibility for what occurred, the Executive Director of JRF will resign from this position and concentrate solely on the management of JRF's asset manager. The nomination of a replacement Executive Director and the timing of a unitholders' meeting at which the vote for approval of the replacement will take place will be announced at a later date.